 Exhibit 99.1

UNDERWRITING AGREEMENT

February 23, 2024

Colliers International Group Inc.

1140 Bay Street
Suite 4000
Toronto, Ontario
M5S 2B4

Attention:     Christian Mayer, Chief Financial Officer

Dear Sir:

BMO Nesbitt Burns Inc. (“BMO Capital Markets”), as lead bookrunner, and J.P. Morgan Securities Canada Inc. (together with BMO Capital Markets, the “Joint Bookrunners”), and Mizuho Securities Canada Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc., Merrill Lynch Canada Inc., CIBC World Markets Inc., Goldman Sachs Canada Inc., Raymond James Ltd., TD Securities Inc., BTIG, LLC, Wells Fargo Securities Canada, Ltd., and Stifel Nicolaus Canada Inc. (together with the Joint Bookrunners, the “Underwriters” and each individually an “Underwriter”) hereby severally, and not jointly nor jointly and severally, agree to purchase from Colliers International Group Inc. (the “Corporation”) in the respective percentages set forth in Section 21, and the Corporation hereby agrees to issue and sell to the Underwriters, upon and subject to the terms hereof, an aggregate of 2,479,500 Subordinate Voting Shares (as defined herein) of the Corporation (the “Firm Shares”) on an underwritten “bought deal” basis at a price of US$121.00 per Firm Share (the “Offering Price”) for aggregate gross proceeds of US$300,019,500.00.

Upon and subject to the terms and conditions contained herein, the Corporation hereby grants to the Underwriters an option (the “Over-Allotment Option”) to purchase severally, and not jointly nor jointly and severally, in the respective percentages set forth in Section 21 hereof, up to an additional 371,925 Subordinate Voting Shares of the Corporation (the “Additional Shares”) at a price of US$121.00 per Additional Share for the purpose of covering the Underwriters’ over-allocation position and for market stabilization purposes. The Over-Allotment Option may be exercised in accordance with Section 15 hereof. The Firm Shares and the Additional Shares are collectively referred to herein as the “Offered Shares”.

The Underwriters understand that the Corporation has prepared and filed with each of the Canadian Securities Commissions (as defined herein) the Canadian Base Shelf Prospectus (as defined herein) in respect of subordinate voting shares, preference shares, debt securities, warrants, subscription receipts and units of the Corporation, omitting the Shelf Information (as defined herein) in accordance with the Shelf Procedures (as defined herein) and that the Corporation has received a Prospectus Receipt (as defined herein) for the Canadian Base Shelf Prospectus on February 20, 2024. The term “Canadian Base Shelf Prospectus” means the final short form base shelf prospectus dated February 20, 2024 at the time the Prospectus Receipt was issued with respect thereto in accordance with Canadian Securities Laws (as defined herein), including the Shelf Procedures (as defined herein) and the WKSI Blanket Orders (as defined herein), and includes all Documents Incorporated by Reference (as defined herein). The Corporation has also prepared and filed a preliminary prospectus supplement relating to the Offering (as defined herein), which excluded certain Shelf Information, with the Canadian Securities Commissions, in accordance with the Shelf Procedures (including the Documents Incorporated by Reference, the “Canadian Preliminary Prospectus Supplement”). The Canadian Preliminary Prospectus Supplement, together with the Canadian Base Shelf Prospectus, is hereinafter called the “Canadian Preliminary Prospectus”.

The Underwriters also understand that the Corporation has prepared and filed with the United States Securities and Exchange Commission (the “SEC”) pursuant to the Canada/U.S. Multijurisdictional Disclosure System adopted by the SEC (the “MJDS”), a registration statement on Form F-10 (File No. 333-277184) covering the public offering and sale of the securities qualified under Applicable Securities Laws (as defined herein) by the Canadian Base Shelf Prospectus, including the Offered Shares, under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and the rules and regulations of the SEC thereunder (the Canadian Base Shelf Prospectus, together with any Documents Incorporated by Reference therein, any supplements or amendments thereto and with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC, in the form included in such Form F-10, the “U.S. Base Prospectus” and such registration statement, including the prospectus contained therein at the time it becomes effective, as amended or supplemented, and the exhibits thereto and the Documents Incorporated by Reference therein, in the form in which it became effective, is herein called the “Registration Statement”). The Corporation has also prepared and filed with the SEC an appointment of agent for service of process upon the Corporation on Form F-X (the “Form F-X”) in conjunction with the filing of the Registration Statement. The Corporation has also prepared and filed with the SEC, in accordance with General Instruction II.L of Form F-10, the Canadian Preliminary Prospectus Supplement, with such deletions therefrom and additions or changes thereto, as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC (the “U.S. Preliminary Prospectus Supplement”). The U.S. Preliminary Prospectus Supplement, together with the U.S. Base Prospectus, is hereinafter called the “U.S. Preliminary Prospectus”.

In addition, the Underwriters also understand that the Corporation will (i) prepare and file, as promptly as practicable and in any event by 5:00 p.m. (Eastern time) on February 23, 2024, with the Canadian Securities Commissions, in accordance with the Shelf Procedures, a final prospectus supplement setting forth the Shelf Information (including any Documents Incorporated by Reference therein and any supplements or amendments thereto, the “Canadian Prospectus Supplement”, and, together with the Canadian Base Shelf Prospectus, the “Canadian Prospectus”), and (ii) prepare and file with the SEC, within one Business Day following the filing of the Canadian Prospectus Supplement with the Canadian Securities Commissions, in accordance with General Instruction II.L of Form F-10, the Canadian Prospectus Supplement, with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC (the “U.S. Prospectus Supplement”, and together with the U.S. Base Prospectus, the “U.S. Prospectus”). The information, if any, included in the Canadian Prospectus Supplement that is omitted from the Canadian Base Shelf Prospectus for which a Prospectus Receipt has been obtained, but that is deemed under the Shelf Procedures to be incorporated by reference in the Canadian Base Shelf Prospectus as of the date of the Canadian Prospectus Supplement, is referred to herein as the “Shelf Information”. The U.S. Prospectus Supplement and the Canadian Prospectus Supplement are hereinafter collectively referred to as the “Prospectus Supplements” and the U.S. Prospectus and the Canadian Prospectus are hereinafter collectively sometimes referred to as the “Prospectuses”.

Any reference herein to any “amendment” or “supplement” to the Canadian Base Shelf Prospectus, the Canadian Prospectus, the U.S. Base Prospectus or the U.S. Prospectus, shall be deemed to refer to and include (i) the filing of any document with the Canadian Securities Commissions or the SEC after the date of such Canadian Base Shelf Prospectus, Canadian Prospectus, U.S. Base Prospectus or U.S. Prospectus, as the case may be, which is incorporated therein by reference or is otherwise deemed to be a part thereof or included therein by the U.S. Securities Act or Canadian Securities Laws, as applicable, and (ii) any such document so filed.

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The U.S. Preliminary Prospectus, as supplemented by an Issuer Free Writing Prospectus (as defined herein), if any, and the information listed in Schedule “C” hereto, taken together, are hereinafter referred to as the “Pricing Disclosure Package”. For purposes of this Agreement, the “Applicable Time” is 9:10 a.m. (Eastern time) on February 23, 2024.

The Corporation and the Underwriters agree that (i) any offers or sales of the Offered Shares in Canada will be conducted through the Underwriters, or one or more affiliates of the Underwriters, duly registered in compliance with applicable Canadian Securities Laws; and (ii) any offers or sales of the Offered Shares in the United States will be conducted through the Underwriters, or one or more affiliates of the Underwriters, duly registered as a broker-dealer in compliance with applicable U.S. Securities Laws (as defined herein) and the requirements of the Financial Industry Regulatory Authority, Inc. (“FINRA”).

In consideration of the services rendered and to be rendered by the Underwriters hereunder, the Corporation hereby agrees to pay to BMO Capital Markets, on behalf of the Underwriters, at the Closing Time (as defined herein), and at the Option Closing Time (as defined herein), if any, a cash fee equal to 4.0% of the aggregate gross proceeds of the Offering (the “Underwriting Fee”), the payment of such fee to be reflected by the Underwriters making payment of the gross proceeds of the sale of the Firm Shares or the Additional Shares, as the case may be, to the Corporation less the amount of the Underwriting Fee. Payment of the Underwriting Fee shall be inclusive of a 5.0% “work fee” payable to BMO Capital Markets.

This Agreement shall be subject to the following terms and conditions:

Section	1 Interpretation

(1)	Definitions

Where used in this Agreement or in any amendment hereto, the following terms shall have the following meanings, respectively:

“Additional Shares” has the meaning given to it in the second paragraph of this Agreement;

“affiliate” has the meaning given to it in the OBCA;

“Agreement” means the agreement resulting from the acceptance by the Corporation of the offer made by the Underwriters by this underwriting agreement;

“Applicable Securities Laws” means the Canadian Securities Laws and the U.S. Securities Laws;

“Applicable Time” has the meaning given to it in the seventh paragraph of this Agreement;

“Authorizations” has the meaning given to it in Section 7(33);

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“BMO Capital Markets” has the meaning given to it in the first paragraph of this Agreement;

“Business Day” means any day, other than a Saturday or Sunday, on which banks are open for business in Toronto, Ontario, and New York, New York;

“Canadian Base Shelf Prospectus” has the meaning given to it in the third paragraph of this Agreement;

“Canadian Offering Documents” means each of the Canadian Prospectus and any Canadian Prospectus Amendment, including the Documents Incorporated by Reference and any marketing materials;

“Canadian Preliminary Prospectus Supplement” has the meaning given to it in the third paragraph of this Agreement;

“Canadian Prospectus” has the meaning given to it in the fifth paragraph of this Agreement;

“Canadian Prospectus Amendment” means any amendment to the Canadian Prospectus, including the Documents Incorporated by Reference;

“Canadian Prospectus Supplement” has the meaning given to it in the fifth paragraph of this Agreement;

“Canadian Securities Commissions” means the securities regulatory authorities in each of the Qualifying Jurisdictions;

“Canadian Securities Laws” means all applicable securities laws of each of the Qualifying Jurisdictions and the respective rules and regulations under such laws together with applicable published national, multilateral and local policy statements, instruments, notices, blanket orders and rulings of the securities regulatory authorities in the Qualifying Jurisdictions including, but not limited to, the WKSI Blanket Orders;

“CDS” means CDS Clearing and Depository Services Inc.;

“Claims” has the meaning given to it in Section 9;

“Closing Date” has the meaning given to it in Section 13;

“Closing Time” has the meaning given to it in Section 13;

“Commission” means the Ontario Securities Commission;

“Corporation” has the meaning given to it in the first paragraph of this Agreement;

“Corporation Contract” has the meaning given to it in Section 7(24);

“Credit Facility” has the meaning given to it in Section 7(3);

“Debt Instrument” means any material loan, bond, debenture, promissory note or other instrument evidencing indebtedness (demand or otherwise) for borrowed money, to which the Corporation or any of the Subsidiaries is a party or by which any of their property or assets are bound;

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“Distribution” means “distribution” or “distribution to the public” as those terms are defined in the Canadian Securities Laws, except for where otherwise specified in this Agreement;

“Documents Incorporated by Reference” means all interim and annual financial statements, management’s discussion and analysis, business acquisition reports, management information circulars, annual information forms, material change reports, marketing materials and other documents that are or are deemed or required by Applicable Securities Laws to be incorporated by reference in the Offering Documents, as applicable, except to the extent that such documents, or certain parts thereof, are modified or superseded by a statement contained in the Prospectuses or Prospectus Supplements or any other document subsequently filed that is also incorporated by reference with the Prospectuses;

“EDGAR” means the SEC’s Electronic Document Gathering and Retrieval System;

“Employee Plans” has the meaning given to it in Section 7(35);

“Encumbrance” means any encumbrance of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by law (statutory or otherwise), including any mortgage, lien, charge, pledge or security interest, whether fixed or floating, or any assignment, lease, option, right of pre-emption, right of first refusal, acquisition right, privilege, easement, right of way, servitude, restrictive covenant, right of use or any other right or claim of any kind or nature whatsoever which affects ownership or possession of, or title to, any interest in, or right to use or occupy property or assets;

“Environmental Laws” has the meaning given to it in Section 7(34);

“Financial Statements” means the audited consolidated financial statements of the Corporation as at December 31, 2023, the related notes thereto and the independent auditors’ report thereon;

“FINRA” has the meaning given to it in the eighth paragraph of this Agreement;

“Firm Shares” has the meaning given to it in the first paragraph of this Agreement;

“Foreign Corruption Laws” has the meaning given to it in Section 7(28);

“Form F-X” has the meaning given to it in the fourth paragraph of this Agreement;

“Governmental Entity” means any (i) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (ii) subdivision, agent, commission, board, or authority of any of the foregoing; or (iii) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under, or for the account of, any of the foregoing;

“Hazardous Materials” has the meaning given to it in Section 7(34);

“Indemnified Expenses” has the meaning given to it in Section 9(4);

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“Indemnified Party” or “Indemnified Parties” has the meaning given to it in Section 9;

“Intellectual Property Rights” has the meaning given to it in Section 7(32);

“Issuer Free Writing Prospectus” means an “issuer free writing prospectus” as defined in Rule 433 under the U.S. Securities Act relating to the Offered Shares that (i) is required to be filed with the SEC by the Corporation, (ii) is a “road show that is a written communication” within the meaning of Rule 433(d)(8)(i) under the U.S. Securities Act whether or not required to be filed with the SEC or (iii) is exempt from filing pursuant to Rule 433(d)(5)(i) under the U.S. Securities Act because it contains a description of the Offered Shares or of the Offering that does not reflect the final terms, in each case in the form filed or required to be filed with the SEC or, if not required to be filed, in the form retained in the Corporation’s records pursuant to Rule 433(g) under the U.S. Securities Act;

“IT Systems and Data” has the meaning given to it in Section 7(45);

“Joint Bookrunners” has the meaning given to it in the first paragraph of this Agreement;

“Liability Amount” has the meaning given to it in Section 9(4);

“marketing materials” has the meaning given to it in NI 41-101;

“Material Adverse Effect” means any change, effect, event, occurrence, circumstance, violation or inaccuracy, as the case may be, that has or would reasonably be expected to have a material adverse effect on the business, assets, properties, affairs, liabilities (absolute, accrued, contingent or otherwise), capitalization, condition (financial or otherwise), results of operations, cash flows, control or management of the Corporation and the Subsidiaries (on a consolidated basis); or (ii) result in any Offering Document containing a misrepresentation;

“Material Agreement” means any Debt Instrument, contract, commitment, agreement (written or oral), instrument, lease, license, or other document (written or oral), to which the Corporation or the Subsidiaries are a party and which is material to the Corporation and the Subsidiaries (on a consolidated basis);

“material change” has the meaning given to such term under Applicable Securities Laws or any of them;

“material fact” has the meaning given to such term under Applicable Securities Laws;

“Material Subsidiaries” means Colliers International Holdings (USA) Inc., Colliers International EMEA Holdings Limited, Colliers Macaulay Nicolls Inc., Colliers International USA, LLC, Colliers Investment Management Holdings, Inc., Colliers Macaulay Nicolls (Cyprus) Ltd., Colliers International Holdings Limited, CI Holdings (USA), LLC, Colliers International WA, LLC, Harrison Street Real Estate Capital, LLC, and Colliers Engineering & Design Inc., as set forth in Schedule “A” of this Agreement;

“misrepresentation” has the meaning given to such term under Applicable Securities Laws;

“MJDS” has the meaning given to it in the fourth paragraph of this Agreement;

“Money Laundering Laws” has the meaning given to it in Section 7(30);

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“Multiple Voting Shares” means the multiple voting shares in the capital of the Corporation;

“Nasdaq” means the Nasdaq Global Select Market of the Nasdaq Stock Market LLC;

“NI 41-101” means National Instrument 41-101 – General Prospectus Requirements;

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions;

“NI 44-102” means National Instrument 44-102 – Shelf Distributions;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations;

“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings;

“OBCA” means the Business Corporations Act (Ontario);

“OFAC” has the meaning given to it in Section 7(30);

“Offered Shares” has the meaning given to it in the second paragraph of this Agreement;

“Offering” means the sale of Offered Shares pursuant to this Agreement;

“Offering Documents” means the Canadian Offering Documents and the U.S. Offering Documents;

“Offering Jurisdictions” means the United States and the Qualifying Jurisdictions;

“Offering Price” has the meaning given to it in the first paragraph of this Agreement;

“Option Closing Date” has the meaning given to it in Section 15(1);

“Option Closing Time” has the meaning given to it in Section 15(1);

“Over-Allotment Option” has the meaning given to it in the second paragraph of this Agreement;

“Person” shall be interpreted broadly and include any individual (whether acting as an executor, trustee administrator, legal representative or otherwise), partnership, limited partnership, limited liability partnership, corporation, limited liability company, unlimited liability company, joint stock company, trust, unincorporated association, joint venture or any other entity;

“Preference Shares” has the meaning given to it in Section 7(4);

“Pricing Disclosure Package” has the meaning given to it in the seventh paragraph of this Agreement;

“Prospectus Receipt” means the receipt issued by the Commission for the Canadian Base Shelf Prospectus and any Canadian Prospectus Amendment, as the case may be;

“Prospectus Supplements” has the meaning given to it in the fifth paragraph of this Agreement;

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“Prospectuses” has the meaning given to it in the fifth paragraph of this Agreement;

“Purchasers” means, collectively, each of the purchasers of the Offered Shares arranged by the Underwriters pursuant to the Offering;

“Qualifying Jurisdictions” means each of the provinces and territories of Canada other than Québec, and such other jurisdictions to which the Underwriters and the Corporation may agree;

“Registration Statement” has the meaning given to it in the fourth paragraph of this Agreement;

“Returns” has the meaning given to it in Section 7(37);

“Sanctions” has the meaning given to it in Section 7(30);

“SEC” has the meaning given to it in the fourth paragraph of this Agreement;

“SEDAR+” means the System for Electronic Document Analysis and Retrieval +;

“Selling Firm” has the meaning given to it in Section 2(1);

“Shelf Information” has the meaning given to it in the fifth paragraph of this Agreement;

“Shelf Procedures” means NI 44-101 and NI 44-102;

“Senior Notes due 2028” has the meaning given to it in Section 7(3);

“Senior Notes due 2031” has the meaning given to it in Section 7(3);

“Standard Listing Conditions” has the meaning given to it in Section 14(1)(e);

“Structured Accounts Receivable Facility” has the meaning given to it in Section 7(3);

“Subordinate Voting Shares” means the subordinate voting shares in the capital of the Corporation;

“Subsidiaries” has the meaning ascribed to such term in the Securities Act (Ontario).

“Supplementary Material” means, collectively, any amendment to the Offering Documents and any amendment or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Corporation under Applicable Securities Laws relating to the Offering and/or the distribution of the Offered Shares;

“Taxes” has the meaning given to it in Section 7(37);

“template version” has the meaning ascribed to such term in NI 41-101 and includes any revised template version of marketing materials as contemplated by NI 41-101;

“Term Sheet” means the following documents that constitute the template version of marketing materials and were filed in accordance with NI 44-101: the term sheet dated February 22, 2024 entitled “Colliers International Group Inc. – Treasury Offering of Subordinate Voting Shares”;

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“TSX” means the Toronto Stock Exchange;

“Underwriters” has the meaning given to it in the first paragraph of this Agreement;

“Underwriters’ Information” has the meaning given to it in Section 9(1);

“Underwriting Fee” has the meaning given to it in the ninth paragraph of this Agreement;

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“U.S. Amended Prospectus” means any amendment or supplement to the U.S. Prospectus;

“U.S. Base Prospectus” has the meaning given to it in the fourth paragraph of this Agreement;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. GAAP” has the meaning given to it in Section 7(15);

“U.S. Offering Documents” means the Registration Statement, any U.S. Registration Statement Amendment, the U.S. Prospectus, any U.S. Amended Prospectus and the Pricing Disclosure Package;

“U.S. Preliminary Prospectus” has the meaning given to it in the fourth paragraph of this Agreement;

“U.S. Preliminary Prospectus Supplement” has the meaning given to it in the fourth paragraph of this Agreement;

“U.S. Prospectus” has the meaning given to it in the fifth paragraph of this Agreement;

“U.S. Prospectus Supplement” has the meaning given to it in the fifth paragraph of this Agreement;

“U.S. Registration Statement Amendment” means any amendment to the Registration Statement and any post-effective amendment to the Registration Statement filed with the SEC during the Distribution of the Offered Shares;

“U.S. Securities Act” has the meaning given to it in the fourth paragraph of this Agreement;

“U.S. Securities Laws” means all applicable United States securities laws, including, without limitation, the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder; and

“WKSI Blanket Orders” means, collectively, CSA Staff Notice 44-306 – Blanket Orders Exempting Well-known Seasoned Issuers from Certain Prospectus Requirements, Ontario Instrument 44-501 – Exemption from Certain Prospectus requirements for Well-known Seasoned Issuers (Interim Class Order), OSC Rule 44-502 – Extension to Ontario Instrument 44-501 – Certain Prospectus Requirements for Well-known Seasoned Issuers and the equivalent blanket orders and rules adopted by the Canadian Securities Commissions.

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(2)	Capitalized terms used but not defined herein have the meanings ascribed to them in the Canadian Prospectus.

(3)	Any reference in this Agreement to a Section or Subsection shall refer to a section or subsection of this Agreement.

(4)	All words and personal pronouns relating thereto shall be read and construed as the number and gender of the party or parties referred to in each case required and the verb shall be construed as agreeing with the required word and/or pronoun.

(5)	Any reference in this Agreement to “C$” or to “dollars” shall refer to the lawful currency of Canada and any reference to “US$” shall refer to the lawful currency of the United States.

(6)	The following are the schedules to this Agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein:

Schedule “A” – Material Subsidiaries

Schedule “B” – Matters to be Addressed in the Corporation’s Canadian and U.S. Counsel Opinion

Schedule “C” – Pricing Terms Included in the Pricing Disclosure Package

Schedule “D” – Form of Lock-Up Agreement

Schedule “E” – Lock-up Parties

Section	2 Distribution of the Offered Shares

(1)	The Corporation agrees that each Underwriter shall be permitted to appoint, at its own expense, additional investment dealers or brokers (each, a “Selling Firm”) as its agents in the Offering and each such Underwriter may determine the remuneration payable to such Selling Firm. The Underwriters may offer the Offered Shares, directly and through Selling Firms or any affiliate of an Underwriter, in the Offering Jurisdictions for sale to the public only in accordance with Applicable Securities Laws and in any jurisdiction outside of the Offering Jurisdictions, as agreed between the Corporation and the Joint Bookrunners (subject to Section 6 hereof), to Purchasers permitted to purchase the Offered Shares only in accordance with Applicable Securities Laws and applicable securities laws in such jurisdiction, and upon the terms and conditions set forth in the Offering Documents and in this Agreement. Each Underwriter shall require any Selling Firm appointed by such Underwriter to agree to the foregoing and such Underwriter shall be severally responsible for the compliance by such Selling Firm with the provisions of this Agreement.

(2)	For purposes of this Section 2, the Underwriters shall be entitled to assume that the Offered Shares are qualified for Distribution in any Qualifying Jurisdiction, unless otherwise notified in writing by the Corporation.

(3)	The Joint Bookrunners shall promptly notify the Corporation when, in its opinion, the Distribution of the Offered Shares has ceased and will provide to the Corporation, as soon as practicable thereafter but in any event within 30 days after completion of the Distribution, a breakdown of the number of Offered Shares distributed in each of the Qualifying Jurisdictions where such breakdown is required for the purpose of calculating fees payable to the Canadian Securities Commissions and, if applicable, in the United States.

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(4)	The Underwriters shall not, in connection with the services provided hereunder, make any representations or warranties with respect to the Corporation, its securities or the Offering, other than as set forth in the Offering Documents, any Issuer Free Writing Prospectus or in any marketing materials.

(5)	Notwithstanding the foregoing provisions of this Section 2, no Underwriter will be liable to the Corporation under this Section 2 with respect to a default or breach by another Underwriter or another Underwriter’s duly registered broker-dealer affiliate in the United States or another Underwriter’s Selling Firm, as the case may be.

(6)	Subject to Section 6, the Underwriters acknowledge that the Corporation is not taking any steps to qualify the Offered Shares for Distribution or register the Offered Shares or the Distribution thereof with any securities regulatory authority outside of the Offering Jurisdictions.

(7)	Each Underwriter covenants and agrees with the Corporation that it will not make use of any “greensheet” in respect of the Corporation and the Offering without the prior approval of the Corporation, acting reasonably, and in compliance with all applicable Laws (including Applicable Securities Laws).

Section	3 Preparation of Prospectus Supplements; Marketing Materials; Due Diligence

(1)	During the period of the Distribution of the Offered Shares, the Corporation shall reasonably co-operate with the Underwriters to allow and assist the Underwriters to participate in the preparation of, and allow the Underwriters to approve, acting reasonably, the form and content of, the Prospectus Supplements and any amendments thereto and any Issuer Free Writing Prospectus and shall allow the Underwriters to conduct all “due diligence” investigations which the Underwriters may reasonably require to fulfill the Underwriters’ obligations under Applicable Securities Laws as underwriters and shall provide reasonable access to the Corporation’s management for the purposes of such due diligence and, in the case of the Canadian Prospectus Supplement and any Canadian Prospectus Amendment, to enable the Underwriters to execute any certificate required under Applicable Securities Laws to be executed by the Underwriters.

(2)	Without limiting the generality of clause (1) above, during the Distribution of the Offered Shares:

(a)	subject to Section 7(1)(d), the Corporation and the Joint Bookrunners, on behalf of the Underwriters, shall approve in writing, prior to the time that any such marketing materials are provided to potential Purchasers, a template version of any marketing materials reasonably requested to be provided by the Underwriters to any such potential Purchasers, and such marketing materials shall comply with Applicable Securities Laws;

(b)	the Corporation shall file a template version of any such marketing materials on SEDAR+ and on EDGAR as soon as reasonably practical after such marketing materials are so approved in writing by the Corporation and the Joint Bookrunners, on behalf of the Underwriters, and in any event on or before the day that Joint Bookrunners has specified that the marketing materials will be, to the knowledge of the Corporation, first provided to any potential Purchaser, and any comparables shall be removed from the template version in accordance with NI 44-101 prior to filing such on SEDAR+ (provided that if any such comparables are removed, the Corporation shall deliver a complete template version of any such marketing materials to the Commission); and

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(c)	following the approvals and filings set forth in Section 3(2)(a) and Section 3(2)(b) above, the Underwriters may provide a limited use version of such marketing materials to potential Purchasers and which shall comply with Applicable Securities Laws.

(3)	The Corporation and each Underwriter, on a several basis, covenants and agrees not to provide any potential Purchaser with any marketing materials except for marketing materials which have been approved as contemplated in Section 3(2); provided, for greater certainty, that the Term Sheet was approved by the Corporation and BMO Capital Markets, on behalf of the Underwriters, on February 22, 2024.

Section	4 Material Changes

(1)	During the period from the date of this Agreement to the completion of the Distribution of the Offered Shares, the Corporation covenants and agrees with the Underwriters that it shall promptly notify the Underwriters in writing of:

(a)	any material change (actual, anticipated, contemplated or, to the knowledge of the Corporation, threatened) in or relating to the business, affairs, operations, assets (including contractual arrangements), liabilities (contingent or otherwise), capital or ownership of the Corporation and its Subsidiaries (on a consolidated basis);

(b)	any material fact that has arisen or been discovered and that would have been required to have been stated in any of the Offering Documents or any Issuer Free Writing Prospectus had the fact arisen or been discovered on or prior to the date of such document;

(c)	any change in any material fact (which for purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Canadian Offering Documents, as they exist immediately prior to such change, in each case, which fact or change is, or may reasonably be expected to be, of such a nature as (x) to render any statement in such Canadian Offering Documents, as they exist taken together in their entirety immediately prior to such change, misleading or untrue in any material respect, (y) to result in the Canadian Offering Documents, as they exist immediately prior to such change, containing a misrepresentation or which would result in the Canadian Offering Documents, as they exist immediately prior to such change, not complying in any material respect with the laws of any Qualifying Jurisdiction in which the Offered Shares are to be offered for sale, or (x) to have a significant effect on the market price or value of any securities of the Corporation; or

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(d)	the occurrence of any event as a result of which (i) the Registration Statement or any U.S. Registration Statement Amendment, in each case as amended immediately prior to such occurrence, would include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading, or (ii) the U.S. Prospectus, any U.S. Amended Prospectus, the Pricing Disclosure Package or any Issuer Free Writing Prospectus, in each case as then amended or supplemented (in the case of the Pricing Disclosure Package, as of the Applicable Time), would include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances in which they are made, not misleading.

(2)	The Underwriters agree, and will require each Selling Firm to agree, to cease the Distribution of the Offered Shares upon the Underwriter receiving written notification of any change or material fact with respect to any Offering Document as contemplated by Section 4(1) and to not recommence the Distribution of the Offered Shares until Supplementary Materials disclosing such change are filed in such Offering Jurisdiction.

(3)	The Corporation shall promptly comply with all applicable filing and other requirements under Applicable Securities Laws whether as a result of such change, material fact or otherwise; provided that the Corporation shall not file any Supplementary Material or other document without first providing the Underwriters with a copy of such Supplementary Material or other document and consulting with the Underwriters with respect to the form and content thereof.

(4)	If during the Distribution of the Offered Shares there is any change in any Applicable Securities Laws, which results in a requirement to file a Canadian Prospectus Amendment or U.S. Registration Statement Amendment, the Corporation shall, subject to Section 4(2) above, make any such filing under Applicable Securities Laws as soon as possible.

(5)	The Corporation shall in good faith discuss with the Underwriters any fact or change in circumstances (actual, anticipated, contemplated or, to the knowledge of the Corporation, threatened, whether financial or otherwise) which is of such a nature that there is reasonable doubt whether written notice need be given by it to the Underwriters under this Section 4.

Section	5 Deliveries to the Underwriters

(1)	Contemporaneously with or prior to the filing of the Prospectus Supplement, the Corporation will deliver to each of the Underwriters:

(a)	copies of the Canadian Prospectus, including all documents incorporated by reference therein and any marketing materials that have not been previously delivered to the Underwriters and are not available on SEDAR+, duly signed in writing as required by the laws of all of the Qualifying Jurisdictions;

(b)	copies of the Registration Statement, signed as required by the U.S. Securities Act and the rules and regulations of the SEC thereunder and any documents included as exhibits to the Registration Statement;

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(c)	copies of any Canadian Prospectus Amendment required to be filed under Section 4 hereof duly signed as required by the laws of all of the Qualifying Jurisdictions; and

(d)	copies of any U.S. Registration Statement Amendment or U.S. Amended Prospectus required to be filed under Section 4 hereof, signed as required by the U.S. Securities Act and the rules and regulations of the SEC thereunder and any documents included as exhibits to the U.S. Registration Statement Amendment;

provided, that with respect to (i) clauses (a) and (c) of this Section 5(1), if the documents are publicly available on SEDAR+, they shall be deemed to have been delivered to the Underwriters as required by this Section 5(1); and (ii) clauses (b) and (d) of this Section 5(1), if the documents are publicly available on EDGAR, they shall be deemed to have been delivered to the Underwriters as required by this Section 5(1).

(2)	The Corporation shall forthwith cause to be delivered to the Underwriters in such cities in the Offering Jurisdictions as they may reasonably request, without charge, such numbers of commercial copies of the Canadian Base Shelf Prospectus and the Canadian Prospectus Supplement and any marketing materials and U.S. Prospectus, excluding in each case the Documents Incorporated by Reference, as the Underwriters shall reasonably require. The Corporation shall similarly cause to be delivered to the Underwriters commercial copies of any Canadian Prospectus Amendment or U.S. Amended Prospectus, excluding in each case the Documents Incorporated by Reference. The Corporation agrees that such deliveries shall be effected as soon as practicable and, in any event in the City of Toronto not later than 2:00 p.m. (Eastern time) on first Business Day (and, for delivery locations outside of Toronto, the second Business Day) following the filing of the Canadian Prospectus or Canadian Prospectus Amendment, as applicable, provided that the Underwriters have given the Corporation written instructions as to the number of copies required and the places to which such copies are to be delivered not less than 24 hours prior to the time requested for delivery. Such delivery shall also confirm that the Corporation consents to the use by the Underwriters and Selling Firms of the Offering Documents in connection with the Distribution of the Offered Shares in compliance with the provisions of this Agreement.

(3)	By the act of having delivered the Offering Documents to the Underwriters (or in the case of the Pricing Disclosure Package, having conveyed such information to prospective investors), the Corporation shall have represented and warranted to the Underwriters that all information and statements (except information and statements relating solely to the Underwriters, which have been furnished by the Underwriters in writing for inclusion therein) contained in such documents, at the respective dates of initial delivery thereof (or as of the Applicable Time in the case of the Pricing Disclosure Package), comply with the Applicable Securities Laws and are true and correct in all material respects, and that such documents, at such dates, contain no misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and constitute full, true and plain disclosure of all material facts relating to the Corporation and the Offering as required by the Applicable Securities Laws.

(4)	The Corporation shall also deliver or cause to be delivered to the Underwriters, concurrently with the execution of this Agreement, a “long form” comfort letter of the Corporation’s auditors, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and the directors of the Corporation, with respect to certain financial and accounting information relating to the Corporation and its Subsidiaries and affiliates contained in the Offering Documents, which letter shall be in addition to the auditors’ report incorporated by reference in the Prospectuses.

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Section	6 Regulatory Approvals

The Corporation will make all necessary filings, obtain all necessary consents and approvals (if any) and pay all filing fees required to be paid in connection with the transactions contemplated by this Agreement. The Corporation will qualify the Offered Shares for offer and sale under the Applicable Securities Laws of the Offering Jurisdictions and maintain such qualifications in effect for so long as required for the Distribution of the Offered Shares; provided, however, that (i) the Corporation shall not be obligated to make any material filing, file any prospectus, registration statement or similar document, consent to service of process, or qualify as a foreign corporation or as a dealer in securities in any of such other jurisdictions, or subject itself to taxation in respect of doing business in any of such other jurisdictions in which it is not otherwise so subject, or become subject to any additional periodic reporting or continuous disclosure obligations in such other jurisdictions and (ii) the Underwriters and the Selling Firms shall comply with the applicable laws in any such designated jurisdiction in making offers and sales of Offered Shares therein.

Section	7 Representations and Warranties of the Corporation

The Corporation represents and warrants to each of the Underwriters as set forth below and acknowledges that the Underwriters are relying on such representations and warranties in entering into this Agreement.

(1)	Prospectus Matters.

(a)	The Corporation is eligible to file a short form prospectus under Section 2.2 of NI 44-101 in each of the Qualifying Jurisdictions and on the date of and upon filing of the Canadian Prospectus Supplement there will be no documents required to be filed under the Canadian Securities Laws in connection with the distribution of the Offered Shares that will not have been filed as required. The Corporation (i) satisfies the definition of “well-known seasoned issuer” or “WKSI” in compliance with the WKSI Blanket Orders by virtue of the fact that (i) as of February 22, 2024, the Corporation’s public float (as defined in each of the WKSI Blanket Orders) of outstanding listed equity securities was at least C$500 million; (ii) it has been a reporting issuer in Ontario for the past three years; and (iii) it is eligible to file a short form prospectus under Section 2.2 of NI 44-101.

(b)	The Canadian Base Shelf Prospectus complied, as of the time of filing thereof, and all other Canadian Offering Documents as of the time of filing thereof did or will comply (as applicable), in all material respects with the applicable requirements of Canadian Securities Laws; the Canadian Base Shelf Prospectus, as of the time of filing thereof, did not, and all other Canadian Offering Documents, as of the time of filing thereof and as of the Closing Time and the Option Closing Time, as the case may be, did not or will not (as applicable), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; and the Canadian Base Shelf Prospectus, as of the time of filing thereof, constituted, and all other Canadian Offering Documents, as of the time of filing thereof and as of the Closing Time and the Option Closing Time, as the case may be, did or will constitute (as applicable), full, true and plain disclosure of all material facts relating to the Offered Shares and to the Corporation; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from any Canadian Offering Document in reliance upon and in conformity with information furnished in writing to the Corporation by or on behalf of any Underwriter through the Joint Bookrunners specifically for use therein.

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(c)	As of the applicable effective date of the Registration Statement and any post-effective amendment thereto, the Registration Statement and any such post-effective amendment thereto will comply in all material respects with the U.S. Securities Act and the applicable rules and regulations of the SEC, and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading; the U.S. Preliminary Prospectus complied, as of the time of filing thereof, and the U.S. Prospectus and any U.S. Amended Prospectus, as of the time of filing thereof, will comply, in all material respects with the applicable requirements of U.S. Securities Laws; the U.S. Preliminary Prospectus did not, as of the time of filing thereof, and the U.S. Prospectus and any U.S. Amended Prospectus, as of the time of filing thereof and as of the Closing Date and the Option Closing Date, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; the Pricing Disclosure Package, as of the Applicable Time, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from any U.S. Offering Document in reliance upon and in conformity with information furnished in writing to the Corporation by or on behalf of any Underwriter through the Joint Bookrunners specifically for use therein.

(d)	The Corporation (including its agents and representatives, other than the Underwriters in their capacity as such) has not prepared, used, authorized, approved or referred to and will not prepare, use, authorize, approve or refer to any Issuer Free Writing Prospectus related to the offering of the Offered Shares that is a “written communication” (as defined in Rule 405 under the U.S. Securities Act), except in accordance with Section 3 hereof. Each such Issuer Free Writing Prospectus complied in all material respects with the applicable U.S. Securities Laws, has been or will be (within the time period specified in Rule 433 under the U.S. Securities Act) filed in accordance with the U.S. Securities Act (to the extent required thereby) and, when taken together with the Pricing Disclosure Package as of the Applicable Time, each such Issuer Free Writing Prospectus, did not, and as of the Closing Date and the Option Closing Date, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from any Issuer Free Writing Prospectus in reliance upon and in conformity with information furnished in writing to the Corporation by or on behalf of any Underwriter through the Joint Bookrunners specifically for use therein. Each such Issuer Free Writing Prospectus did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement or the U.S. Prospectus.

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(e)	The Corporation is a “foreign private issuer” within the meaning of Rule 3b-4 under the U.S. Exchange Act and meets the general eligibility requirements for the use of Form F-10 under the U.S. Securities Act and at the time of filing the Registration Statement and any post-effective amendment thereto, at the earliest time thereafter that the Corporation or any offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the U.S. Securities Act) of the Offered Shares and at the date hereof, the Corporation was not and is not an “ineligible issuer”, as defined in Rule 405 under the U.S. Securities Act.

(2)	Good Standing of the Corporation. The Corporation (a) has been duly organized under the OBCA and is up-to-date in all material respects with all filings required to be made under its corporate statute and is current and in good standing, under the OBCA; (b) has all the requisite corporate power and capacity to own, lease and operate its properties and assets and to conduct its business as is now carried on by it or proposed to be carried on by it, in each case, as described in the Offering Documents and to enter into, deliver and perform its obligations, under this Agreement, to issue, sell and deliver the Offered Shares, grant the Over-Allotment Option and to enter into and carry out its obligations under this Agreement; and (c) is duly qualified to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property, the conduct of business or otherwise, except where the failure to be so qualified or in good standing, as applicable, could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(3)	Ownership of the Material Subsidiaries. The Corporation has no direct or indirect material subsidiaries or any material investment or proposed material investment in any person that is wholly-owned, directly or indirectly, by the Corporation other than the Material Subsidiaries listed in Schedule “A” hereto, which schedule is complete and accurate in all respects. Each of the Material Subsidiaries is a corporation or limited liability company incorporated or formed, as applicable, organized and existing under the laws of the jurisdiction of incorporation or formation, as applicable, set out in Schedule “A”, is current and up-to-date, in all material respects, with all filings required to be made under its governing statute and has the requisite corporate or other power and capacity to own, lease and operate its properties and to conduct its business as is now carried on by it or proposed to be carried on by it, in each case, as described in the Offering Documents, and is duly qualified to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to be so qualified or in good standing, as applicable, could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. All of the issued and outstanding shares or limited liability company membership interests in the capital of each Material Subsidiary have been duly authorized and validly issued, are (with respect to corporate entities) fully paid and are, except as set forth in the Offering Documents, directly or indirectly beneficially owned by the Corporation, free and clear of any Encumbrances other than: (i) security interests granted in connection with, or permitted by, the sustainability linked third amended and restated credit agreement of the Corporation dated May 27, 2022 between, among others, the Corporation as a borrower, certain subsidiaries of the Corporation as borrowers and guarantors, Bank of Montreal as administrative agent, and lenders party thereto, as amended by a First Amendment Agreement dated November 2, 2022, and a Second Amendment Agreement dated April 28, 2023 (as so amended, the “Credit Facility”), the 2.23% senior notes due May 30, 2028 (the “Senior Notes due 2028”), issued pursuant to a Note Purchase Agreement, dated as of May 17, 2018, as amended by a First Amendment Agreement dated April 4, 2019, a Second Amendment Agreement dated March 27, 2020 and a Third Amendment Agreement dated May 13, 2020, among Colliers International EMEA Finco Plc, as issuer, the Corporation, as parent guarantor, and the purchasers party thereto; the U.S. dollar and Euro fixed rate 3.02% and 1.52% senior unsecured notes due October 7, 2031 each issued pursuant to a Note Purchase Agreement, dated as of July 28, 2021, among Colliers International EMEA Finco Plc, as issuer, the Corporation, as parent guarantor, and the purchasers party thereto (the “Senior Notes due 2031”); and/or the structured accounts receivable facility entered into by various subsidiaries of the Corporation on April 12, 2019 (as amended from time to time, the “Structured Accounts Receivable Facility”); (ii) transfer restrictions under Applicable Securities Law, the constating documents of such Material Subsidiary or any contract governing those entitled to use the names “Colliers” or “Colliers International” and related marks; and (iii) pursuant to shareholder, operating, joint venture or similar agreements governing such Material Subsidiary; and, to the knowledge of the Corporation, none of the outstanding shares or limited liability company membership interests of the capital stock of any Material Subsidiary was issued in violation of the pre-emptive or similar rights of any security holder of such Material Subsidiary. There exist no options, warrants, purchase rights, or other contracts or commitments that could require the Corporation to sell, transfer or otherwise dispose of any capital stock or membership interests of any Material Subsidiary other than to another wholly-owned Material Subsidiary of the Corporation (subject to the enforcement of any security interest granted in connection with the Credit Facility, the Senior Notes due 2028, the Senior Notes due 2031 and/or the Structured Accounts Receivable Facility. No act or proceeding has been taken by or, to the knowledge of the Corporation, against any Material Subsidiary in connection with the liquidation, winding-up or bankruptcy of such Material Subsidiary.

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(4)	Share Capital. The authorized capital of the Corporation consists of an unlimited number of preference shares (the “Preference Shares”), issuable in series, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. As of the close of business on February 22, 2024, no Preference Shares, 46,246,182 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares were issued and outstanding. The attributes of the Subordinate Voting Shares (including the Offered Shares) and the Multiple Voting Shares conform in all material respects with their description in the Offering Documents. All of the issued and outstanding Subordinate Voting Shares and Multiple Voting Shares have been duly and validly authorized and issued as fully paid and non-assessable shares of the Corporation, and none of the outstanding Subordinate Voting Shares or Multiple Voting Shares have been issued in violation of any pre-emptive or similar right of any securityholder of the Corporation.

(5)	Reporting Issuer Status. The Corporation is a “reporting issuer” in each of the Qualifying Jurisdictions within the meaning of Canadian Securities Laws in such jurisdictions and is not in default in any material respect of any requirement of the Canadian Securities Laws of such jurisdictions and is not included in a list of defaulting reporting issuers maintained by the Canadian Securities Commissions.

(6)	Stock Exchange Listing, Filings and Fees. The Subordinate Voting Shares are duly listed and posted for trading on the TSX and Nasdaq and are registered pursuant to Section 12(b) of the U.S. Exchange Act and the Corporation is not in default in any material respect of its listing requirements on Nasdaq and the TSX.

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(7)	Forward-Looking Information and Statements. No forward-looking statement or forward-looking information (within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the U.S. Exchange Act or Canadian Securities Laws) included or incorporated by reference in the Prospectuses or any Issuer Free Writing Prospectus has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith and in accordance with Applicable Securities Laws.

(8)	Offered Shares. The Offered Shares have been duly and validly authorized for issuance and sale and when issued and delivered by the Corporation pursuant to this Agreement, will be validly issued as fully paid and non-assessable Subordinate Voting Shares. The Offered Shares will not be issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities of the Corporation.

(9)	Transfer Agent. TSX Trust Company at its offices in Toronto, Ontario has been duly appointed as the registrar and the transfer agent for the Subordinate Voting Shares.

(10)	Absence of Rights. (a) Other than the Corporation’s stock option plan or other share compensation arrangement, convertible securities of the Corporation, and issuances of Subordinate Voting Shares in satisfaction of the exercise of call or put options contained in existing shareholders’ agreements and existing similar agreements to which the Corporation or its Subsidiaries are subject which are payable at the Corporation’s option in any combination of Subordinate Voting Shares and cash and, (b) as have been waived in connection with the Offering, no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the issue or allotment of any unissued securities of the Corporation or any other agreement or option for the issue or allotment of any unissued securities of the Corporation or any other security convertible into or exchangeable for any such securities or to require the Corporation to purchase, redeem or otherwise acquire any of the issued and outstanding securities of the Corporation; and there are no contracts, agreements or understandings between the Corporation and any Person granting such Person the right to require the Corporation to file a registration statement under the U.S. Securities Act or to file a prospectus under Canadian Securities Laws with respect to any securities of the Corporation owned or to be owned by such Person or to require the Corporation to include such securities in the Offering.

(11)	Corporate Actions. All necessary corporate action has been taken by the Corporation so as to (a) authorize the execution, delivery and performance of this Agreement; (b) validly issue and sell the Offered Shares; and (c) grant the Over-Allotment Option.

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(12)	Valid and Binding Documents. This Agreement has been duly authorized, executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms, provided that enforcement thereof may be limited by bankruptcy, insolvency and other laws affecting creditors’ rights generally, that specific performance and other equitable remedies may only be granted in the discretion of a court of competent jurisdiction and that provisions relating to indemnity, contribution and waiver of contribution may be unenforceable.

(13)	Execution and Filing of Offering Documents. All necessary corporate action has been taken by the Corporation to authorize the execution and delivery by it of the Offering Documents and the filing thereof, if and as required, in each of the Qualifying Jurisdictions under Canadian Securities Laws and in the United States under the U.S. Securities Laws, as applicable.

(14)	Necessary Consents and Approvals. Except for any consents and approvals: (i) as have been obtained and are in full force and effect, including such consents, approvals and waivers required under any Material Agreement, including the Registration Rights Agreement dated April 16, 2021 between the Corporation and Henset Capital Inc., or (ii) as may be required under the rules of the TSX, Nasdaq, FINRA and Applicable Securities Laws, the distribution of the Offered Shares and the consummation of the transactions as contemplated by this Agreement do not and will not require the consent, approval, authorization, registration or qualification of or with any Governmental Entity, stock exchange, securities commission or other third party to be obtained by the Corporation.

(15)	Financial Statements. The Financial Statements (a) present fairly, in all material respects, the financial position of the Corporation on a consolidated basis and the statements of earnings, comprehensive earnings, shareholders’ equity and cash flows of the Corporation on a consolidated basis for the periods specified in such Financial Statements; (b) have been prepared in conformity with accounting principles generally accepted in the United States of America, as may be amended from time to time (“U.S. GAAP”), applied on a consistent basis throughout the periods involved; and (c) do not contain any misrepresentation, with respect to the period covered by the Financial Statements.

(16)	Internal Control over Financial Reporting and Disclosure Controls & Procedures.

(a)	The Corporation maintains a system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the U.S. Exchange Act and NI 52-109) that complies with the requirements of the U.S. Exchange Act and NI 52-109 and has been designed by the Corporation’s Chief Executive Officer and Chief Financial Officer, or under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP, including but not limited to internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with U.S. GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Management of the Corporation assessed internal control over financial reporting of the Corporation as of December 31, 2023 and concluded internal control over financial reporting was effective as of such date. Since December 31, 2023, there has been no change in the Corporation’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Corporation’s internal control over financial reporting. The Corporation is not aware of any material weaknesses in its internal controls over financial reporting.

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(b)	The Corporation maintains a system of disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the U.S. Exchange Act and NI 52-109) that complies with the requirements of the U.S. Exchange Act and NI 52-109 and has been designed by the Corporation’s Chief Executive Officer and Chief Financial Officer, or under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP, including but not limited to disclosure controls and procedures sufficient to provide reasonable assurance that material information relating to the Corporation and its Subsidiaries required to be disclosed by the Corporation under Applicable Securities Laws is recorded, processed, summarized and reported within the time periods specified under such laws and that information required to be disclosed by the Corporation under such laws is accumulated and communicated to the Corporation’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. The Corporation is not aware of any material weaknesses in such internal control over financial reporting. Management of the Corporation assessed the Corporation’s disclosure controls and procedures and concluded that such disclosure controls and procedures were effective as of December 31, 2023.

(c)	There has been no material change in accounting policies or practices of the Corporation or any of the Material Subsidiaries since December 31, 2023.

(17)	Independent Auditors. PricewaterhouseCoopers LLP, who reported on and certified the Financial Statements, is an independent registered public accounting firm as required by the U.S. Securities Act and the rules and regulations of the SEC and the applicable rules and regulations adopted by the Public Company Oversight Board (United States) and are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and Canadian Securities Laws.

(18)	Reportable Events. There has not been any “reportable event” (within the meaning of NI 51-102) with the present auditors of the Corporation.

(19)	No Material Changes. Subsequent to the respective dates as of which information is given in the Offering Documents:

(a)	the Corporation and the Material Subsidiaries have carried on their business in the ordinary course and there have not been any material change in the business, assets, properties, affairs, liabilities (absolute, accrued, contingent or otherwise), capitalization, condition (financial or otherwise), results of operations, cash flows, ownership, control, management or prospects of the Corporation (on a consolidated basis); and

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(b)	neither the Corporation nor any of the Material Subsidiaries have entered into, are in discussions to enter into, or have completed any transaction or proposed transaction which, as the case may be, has materially affected, is material to or will materially affect the Corporation (on a consolidated basis).

(20)	Material Compliance with Laws. The Corporation and the Material Subsidiaries are, in all material respects, conducting their business in compliance with all applicable laws, rules and regulations of each jurisdiction in which their respective businesses are carried on or being operated and are licensed, registered or qualified in all jurisdictions in which they own, lease or operate their properties or carry on business to enable their business to be carried on as now conducted and their properties and assets to be owned, leased and operated and all such licences, registrations and qualifications are valid, subsisting and in good standing, except in respect of matters which do not or will not result in a Material Adverse Effect, and the Corporation and the Material Subsidiaries have not received a notice of non-compliance, nor know of, nor have reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, rules, regulations, licenses, registrations or qualifications which could have a Material Adverse Effect.

(21)	Material Compliance with Securities Laws. The Corporation is in compliance in all material respects with its timely disclosure obligations under Applicable Securities Laws and the rules and regulations of the TSX and Nasdaq and, without limiting the generality of the foregoing, there has not occurred an adverse material change, financial or otherwise, in the assets, liabilities (contingent or otherwise), business, financial condition, capital or prospects of the Corporation and its Material Subsidiaries (taken as a whole) since December 31, 2023, which has not been publicly disclosed on a non-confidential basis; the information and statements in the Documents Incorporated By Reference were true and correct in all material respects at the time such documents were filed on SEDAR+ and contained no misrepresentation as of the respective dates of such information and statements. The Documents Incorporated By Reference conformed in all material respects to Canadian Securities Laws at the time such documents were filed on SEDAR+. The Corporation has not filed any confidential material change reports which remain confidential as at the date hereof.

(22)	No Cease Trade Orders. Neither the Commission, the SEC, any other securities regulatory authority, any stock exchange nor any similar regulatory authority has issued any order which is currently outstanding preventing or suspending trading in any securities of the Corporation or the use of any Offering Documents, and no proceedings for such purposes have been instituted or are pending or, to the knowledge of the Corporation, are threatened.

(23)	Non-arm’s Length Transactions. Except as set out in the Offering Documents, to the knowledge of the Corporation, none of the directors, officers or employees of the Corporation or any of its Material Subsidiaries, any known holder of more than 10% of any class of shares of the Corporation, or any known associate or affiliate of any of the foregoing persons or companies has had any material interest, direct or indirect, in any material transaction within the previous two years or has any material interest in any proposed material transaction involving the Corporation which, as the case may be, materially affected, is material to or will materially affect the Corporation and any such Material Subsidiaries (taken as a whole).

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(24)	Material Agreements. All of the Material Agreements are valid, subsisting, in good standing and in full force and effect, enforceable in accordance with the terms thereof. Neither the Corporation, nor to the knowledge of the Corporation any other party is in breach, violation or default of any material term, condition or covenant contained in any Material Agreement and no event has occurred which the notice or lapse of time or both would constitute such a default, in any such case which breach, violation, default or event would reasonably be expected to have a Material Adverse Effect.

(25)	Material Transactions. Neither the Corporation nor the Material Subsidiaries has approved, nor has entered into any agreement in respect of: (i) the change of control (by sale or transfer of shares or sale of all or substantially all of the assets of the Corporation) of the Corporation; or (ii) a proposed or planned disposition of shares of any Material Subsidiary (other than to the Corporation or a Material Subsidiary of the Corporation).

(26)	Significant Acquisitions. The Corporation has not completed any “significant acquisition” since July 5, 2018, nor is it proposing completing any “probable acquisitions” (as such terms are defined in NI 51-102) that would require the inclusion of any additional financial statements or pro forma financial statements in the Offering Documents pursuant to Applicable Securities Laws.

(27)	No Default or Breach. Neither the Corporation nor any Subsidiary is in violation or default of, nor will the execution of this Agreement, and the performance by the Corporation of its obligations hereunder, result in any breach or violation of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time, or both, would constitute a default under, or give rise to any right to accelerate the maturity or require the prepayment of any indebtedness under, or result in the imposition of any Encumbrance upon any property or assets of the Corporation or any Subsidiary pursuant to: (i) any term or provision of the constating documents or by-laws of the Corporation or any Material Subsidiary or any resolution of the directors, managers, shareholders or members, as applicable, of the Corporation or any Material Subsidiary; (ii) any contract, mortgage, note, indenture, joint venture or partnership arrangement, agreement (written or oral), instrument, lease (including for real property) or license to which the Corporation or any of its Subsidiaries is a party or bound or to which any of the business, operations, property or assets of the Corporation or any such Subsidiary is subject (each, a “Corporation Contract” and, collectively, the “Corporation Contracts”); or (iii) any law applicable to the Corporation or any Subsidiary of the Corporation or their business, operations or assets, of any Governmental Entity, except, in the case of each of clauses (27)(ii) or (iii) above, for any such conflicts, breaches, violations, defaults, rights, Encumbrances that would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect.

(28)	No Actions or Proceedings. There is no action, suit, proceeding, inquiry or investigation before or brought by any Governmental Entity, now pending or, to the knowledge of the Corporation, threatened against or affecting the Corporation or any of its Material Subsidiaries, which individually or in the aggregate could reasonably be expected to have a Material Adverse Effect. The aggregate of all pending legal or governmental proceedings to which the Corporation or any of its Material Subsidiaries is a party or of which any of their respective property or assets is subject, which are not described in the Offering Documents include only ordinary routine proceedings incidental to the business, properties and assets of the Corporation and the Material Subsidiaries and would not reasonably be expected to have a Material Adverse Effect.

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(29)	Anti-Bribery and Anti-Corruption Laws. Neither the Corporation nor any of its Subsidiaries nor, to the knowledge of the Corporation, any director, officer, agent, employee, affiliate or other person acting on behalf of the Corporation or any of its Subsidiaries has: (i) made any unlawful contribution to any candidate for non-United States or Canadian office, or failed to disclose fully any such contribution in violation of law; or (ii) made any payment to any federal, state, provincial, or municipal governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by the laws of the United States or Canada, or of any jurisdiction thereof. Without limiting the generality of the foregoing, none of the Corporation, its Subsidiaries or, to the knowledge of the Corporation, any director, officer, agent, employee or affiliate of the Corporation or any of its Subsidiaries has taken any action, directly or indirectly, that could be reasonably expected to result in a violation by such persons of the Corruption of Foreign Public Officials Act (Canada) or the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (collectively the “Foreign Corruption Laws”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” or “foreign public official” (as such term is defined in the Foreign Corruption Laws) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the Foreign Corruption Laws; and the Corporation and each of its Subsidiaries have conducted their businesses in compliance with the Foreign Corruption Laws. The Corporation and each of its Subsidiaries have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(30)	Anti-Money Laundering. The operations of the Corporation and each of its Subsidiaries are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the U.S. Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any Governmental Entity (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Corporation or any such Subsidiary with respect to the Money Laundering Laws is pending or, to the best knowledge of the Corporation, threatened.

(31)	Sanctions Law Requirements. Neither the Corporation, any of its Subsidiaries nor, to the knowledge of the Corporation, any director, officer, agent, employee, affiliate or person acting on behalf of the Corporation is currently the target of any applicable sanctions administered or enforced by a Governmental Entity, including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), or other applicable sanctions authority (collectively, “Sanctions”); the Corporation will not knowingly, directly or indirectly, use the proceeds from the sale of the Offered Shares hereunder, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person or entity (i) to fund or facilitate any, for the purpose of financing the activities of or business with any Person, or in any country or territory, that, at the time of such funding, is the target of comprehensive Sanctions or (ii) in any manner that will result in a violation by any Person (including any Person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions; nor is the Corporation or any of its Subsidiaries located, organized or resident in a country or territory that is the subject or target of Sanctions, including, without limitation, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, Cuba, Iran, North Korea and Syria (each, a “Sanctioned Country”); and for the past five years, the Corporation and its Subsidiaries have not knowingly engaged in and are not now knowingly engaged in any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country. Notwithstanding anything in this Agreement, nothing in this Agreement shall require the Corporation or any of its Subsidiaries, or any director, officer, employee, agent, affiliate of the Corporation or any of its Subsidiaries, that is registered or incorporated under the laws of Canada or of a province to commit an act or omission that contravenes the Foreign Extraterritorial Measures (United States) Order, 1992.

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(32)	Intellectual Property Rights. The Corporation and its Material Subsidiaries, as the case may be, own, possess or can acquire on reasonable terms, adequate trademarks, trade names and other rights to inventions, know-how, patents, copyrights, confidential information and other intellectual property (collectively, “Intellectual Property Rights”) necessary to conduct the business now operated by them, or presently employed by them, and have not received any notice of infringement of or conflict with asserted rights of others with respect to any Intellectual Property Rights that, if determined adversely to the Corporation or any of its Material Subsidiaries, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(33)	Possession of Authorizations. The Corporation and its Subsidiaries have and are in compliance with the terms and conditions of all certificates, consents, orders, permits, approvals, waivers, licences, qualifications, registrations or similar authorizations of any Governmental Entity having jurisdiction over a person (collectively, “Authorizations”) required under any law currently necessary to conduct the business now operated by the Corporation and its Subsidiaries, except where such failure would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Neither the Corporation nor any Subsidiary has received any notice of proceedings relating to the revocation, suspension or modification of any such Authorizations, which could reasonably be expected to have a Material Adverse Effect.

(34)	Environmental Matters. (i) Except as would not reasonably be expected to have a Material Adverse Effect, the Corporation and each of its Material Subsidiaries are in compliance in all material respects with all laws relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, tailings, waste rock, toxic substances, hazardous substances, petroleum or petroleum products (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”); and (ii) except as would not reasonably be expected to have a Material Adverse Effect, there are no pending or, to the knowledge of the Corporation, threatened, material administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of non-compliance or violation, investigation or proceedings relating to any Environmental Laws against the Corporation or any of its Material Subsidiaries.

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(35)	Employee Plans. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or other employee plan contributed to, required to be contributed to or otherwise maintained by the Corporation or the Subsidiaries for the benefit of any current or former director, officer, employee or consultant of the Corporation or the Subsidiaries (collectively, “Employee Plans”) has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans.

(36)	Labour/Employment Matters. No material labor dispute with the employees of the Corporation or the Material Subsidiaries currently exists or, to the knowledge of the Corporation, is imminent. Neither the Corporation nor any of the Material Subsidiaries is a party to any collective bargaining agreement and, to the knowledge of the Corporation, as at the date hereof, no action has been taken or is contemplated to organize any employees of the Corporation or the Material Subsidiaries.

(37)	Taxes. (A) The Corporation and the Material Subsidiaries, as the case may be, have each: (i) timely filed (or has had timely filed on their behalf) all returns, declarations, reports, estimates, information returns, elections and statements (“Returns”) required to be filed with or sent to any taxing authority having jurisdiction since incorporation or organization (except for any Returns where no governmental taxes or other charges due or claimed to be due by a Governmental Entity are owed by the Corporation or any such Material Subsidiary, which Returns, in each case, have been filed by or on behalf of the Corporation and each such Material Subsidiary), and all such Returns have, in all material respects, been prepared in accordance with the provisions of all laws and are correct and complete in all material respects; (ii) except as disclosed in the Financial Statements, timely and properly paid (or has had paid on its behalf), all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) except where the failure to so timely and properly pay (or have paid on its behalf) such Taxes would not reasonably be expected to have a Material Adverse Effect; and (iii) has properly withheld or collected and remitted all amounts required to be withheld or collected and remitted by it in respect of any Taxes except where the failure to so properly withhold or collect and remit such Taxes and other charges would not reasonably be expected to have a Material Adverse Effect. To the knowledge of the Corporation, and except as would not reasonably be expected to result in a Material Adverse Effect, no material examination of any tax return of the Corporation or of any of the Material Subsidiaries is currently in progress and there are no material issues or disputes outstanding with any Governmental Entity respecting any Taxes that have been paid, or may be payable, by the Corporation or any of the Material Subsidiaries; and (B) there are no transfer taxes or other similar fees or charges under Canadian or U.S. federal law or the laws of any state, province or any political subdivision thereof, required to be paid in connection with the execution and delivery of this Agreement or the Indenture, or the issuance by the Corporation or sale by the Corporation of the Offered Shares; no stamp duty, registration or documentary taxes, duties or similar charges are payable under the federal laws of Canada or the laws of any province in connection with the authorization, execution, delivery and performance of this Agreement.

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(38)	Real Property. (a) The Corporation and its Material Subsidiaries, as the case may be, own and have good and valid title to all material real properties and all other material properties and assets described in the Offering Documents as owned by them or over which they have ownership rights free and clear of any and all Encumbrances of any nature whatsoever or howsoever arising save and except: (i) for security interests granted in connection with, or as permitted by, the Credit Facility, the Senior Notes due 2028, the Senior Notes due 2031 and/or the Structured Accounts Receivable Facility; (ii) as otherwise disclosed in Offering Documents; and (iii) as would not reasonably be expected to have a Material Adverse Effect. Except as would not reasonably be expected to have a Material Adverse Effect, all agreements under which the Corporation or any of the Material Subsidiaries holds an interest in a material property, business or asset are, to the knowledge of the Corporation, in good standing according to their terms; and the material real property (and the buildings constructed thereon) in which the Corporation and each of the Material Subsidiaries has a direct or indirect interest whether leasehold or fee simple or otherwise has been disclosed in the Offering Documents and is insured against loss from damage by hazards or risks normally insured against, with reasonable deductibles; and, to the knowledge of the Corporation, there are no material defects in such buildings, there are no outstanding work orders or deficiency notices relating to such buildings from or required by any police or fire department, sanitation or health authority or from any federal, provincial or municipal authority requiring any work, repairs, construction, indemnification or capital expenditures. To the knowledge of the Corporation, there are no matters under discussion with any such departments or authorities relating to work orders, the compliance or non-compliance with which, as applicable, would have a Material Adverse Effect.

(39)	Insurance. The Corporation and the Material Subsidiaries maintain insurance against loss of, or damage to, their assets on a basis consistent with reasonably prudent persons in comparable businesses. All of the policies in respect of such insurance coverage are in good standing in all material respects and not in default in any material respect and neither the Corporation nor any Material Subsidiary has failed to promptly give any notice of any material claim thereunder; and there are no material claims thereunder or to which any insurance company is denying liability or defending under a reservation of rights clause. To the knowledge of the Corporation, the Corporation or the applicable Material Subsidiary, as applicable, will be able to renew such existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.

(40)	Liabilities. Neither the Corporation nor any of its Material Subsidiaries has any liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, material to the Corporation and its Material Subsidiaries, taken as a whole, which are not disclosed or referred to in the Financial Statements, other than liabilities, obligations, or indebtedness or commitments incurred in the normal course of business.

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(41)	Passive Foreign Investment Company Status. The Corporation does not expect to be classified as a passive foreign investment company within the meaning of section 1297 of the U.S. Internal Revenue Code of 1986, as amended, for its most recently completed taxable year, the year of the Offering or in the foreseeable future.

(42)	Fees and Commissions. Other than the Underwriters (or any Selling Firm) pursuant to this Agreement, there is no Person acting or purporting to act at the request of the Corporation who is entitled to any brokerage, agency or other fiscal advisory or similar fee in connection with the Offering.

(43)	Stabilization. Neither the Corporation nor any of its Material Subsidiaries, nor to the knowledge of the Corporation, any of the Corporation’s affiliates, has taken, nor will the Corporation, any such Material Subsidiary or any such affiliate take, directly or indirectly, any action which is designed to, or which might reasonably be expected to cause or result in, the stabilization or manipulation of the price of any security of the Corporation to facilitate the sale or resale of the Offered Shares.

(44)	Minute Books. The minute books and records of the Corporation and the Material Subsidiaries which have been made available to the Underwriters and their Canadian and U.S. counsel in connection with their due diligence investigation of the Corporation and its Subsidiaries for the period from February 11, 2020 to the date of examination thereof contain copies of all material proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders, the boards of directors and committees of the boards of directors of the Corporation and the Material Subsidiaries, as applicable, to the date of review of such corporate records and minute books. There have been no other meetings, resolutions or proceedings of the shareholders, board of directors of the Corporation or any committees of the board of directors of the Corporation and the Material Subsidiaries since February 11, 2020 to the date hereof not reflected in such minute books and other records provided to counsel to the Underwriters except as disclosed to the Underwriters or which are not material in the context of the Corporation.

(45)	Cybersecurity. (A)(i) To the knowledge of the Corporation, there has been no security breach or incident, unauthorized access or disclosure, or other compromise of, or relating to any of the Corporation’s and its Material Subsidiaries’ information technology and computer systems, networks, hardware, software, data and databases (including the data and information of their respective customers, employees, suppliers, vendors and any third party data maintained, processed or stored by the Corporation and its Material Subsidiaries, and any such data processed or stored by third parties on behalf of the Corporation and its Material Subsidiaries), equipment or technology (collectively, “IT Systems and Data”), except such as would not reasonably be expected to, individually or in the aggregate, result in a Material Adverse Effect and (ii) the Corporation and its Material Subsidiaries have not been notified of, and have no knowledge of any event or condition that would reasonably be expected to result in, any security breach or incident, unauthorized access or disclosure or other compromise to their IT Systems and Data in any material respect; (B) the Corporation and its Material Subsidiaries are presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except where the failure to be in such compliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and (C) the Corporation and its Material Subsidiaries have implemented appropriate controls, policies, procedures, and technological safeguards that are designed to maintain and protect the integrity, continuous operation, redundancy and security of their IT Systems and Data reasonably consistent with industry standards and practices, or as required by applicable regulatory standards.

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(46)	Investment Company. The Corporation is not and, after giving effect to application of the net proceeds of the offering of the Offered Shares as described in the Offering Documents, will not be, required to register as an “investment company” under the Investment Company Act of 1940, as amended.

(47)	Sarbanes-Oxley Act. The Corporation is in compliance in all material respects with all applicable effective provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith.

Section	8 Representations, Warranties and Covenants of the Underwriters

(1)	Each Underwriter hereby severally, and not jointly, nor jointly and severally, represents and warrants to the Corporation that:

(a)	it is, and will, until the completion of the Offering, remain appropriately registered under Applicable Securities Laws so as to permit it to lawfully fulfill its obligations hereunder; and

(b)	it has good and sufficient right and authority to enter into this Agreement and complete the transactions contemplated under this Agreement on the terms and conditions set forth herein.

(2)	The Underwriters hereby covenant and agree with the Corporation to the following:

(a)	Compliance with Securities Laws. The Underwriters will offer the Offered Shares for sale to the public in the Offering Jurisdictions, directly (including through any affiliate of an Underwriter) and through the Selling Firms, only in compliance with all Applicable Securities Laws, upon the terms and conditions set forth in the Canadian Prospectus or the U.S. Prospectus, as applicable, any Canadian Prospectus Amendment or U.S. Amended Prospectus, the Pricing Disclosure Package and this Agreement and will offer the Offered Shares for sale to the public outside the Offering Jurisdictions, directly (including through any affiliate of an Underwriter) and through other Selling Firms, only in compliance with all applicable laws and regulations in each jurisdiction into and from which they may offer or sell the Offered Shares, upon the terms and conditions set forth in the Canadian Prospectus or the U.S. Prospectus, as applicable, any Canadian Prospectus Amendment or U.S. Amended Prospectus, the Pricing Disclosure Package and this Agreement. The Underwriters shall not, directly or indirectly, solicit offers to purchase or sell the Offered Shares or deliver any Offering Documents so as to require registration of the Offered Shares or filing of a prospectus or registration statement with respect to the Offered Shares or compliance by the Corporation with regulatory requirements (including any continuous disclosure obligations or similar reporting obligations) under the laws of any jurisdiction other than the Offering Jurisdictions.

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(b)	Completion of Distribution. The Underwriters will use their commercially reasonable efforts to complete the Distribution of the Offered Shares as promptly as possible after the Closing Time.

(c)	Issuer Free Writing Prospectus. Each Underwriter severally and not jointly covenants with the Corporation not to take any action that would result in the Corporation being required to file with the SEC pursuant to Rule 433(d) under the U.S. Securities Act an Issuer Free Writing Prospectus prepared by or on behalf of such Underwriter that otherwise would not, but for such actions, be required to be filed by the Corporation under Rule 433(d) under the U.S. Securities Act.

(3)	The Corporation agrees that the Underwriters are acting severally and not jointly (nor jointly and severally) in performing their respective obligations under this Agreement and, except otherwise provided herein, that no Underwriter shall be liable for any act, omission or conduct by any other Underwriter.

Section	9 Indemnity, Contribution and Limitation of Liability

(1)	The Corporation hereby covenants and agrees to indemnify and save harmless the Underwriters and their respective subsidiaries and affiliates, and each of their respective directors, officers, employees, partners and agents (collectively, the “Indemnified Parties” and individually, an “Indemnified Party”) from and against any and all losses, claims, actions, suits, proceedings, damages, liabilities or expenses of whatsoever nature or kind (excluding loss of profits or other consequential damages), including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees, disbursements and taxes of their counsel in connection with any action, suit, proceeding, investigation or claim that is made or threatened against any Indemnified Party or in enforcing their rights under this Section 9 (each, a “Claim” and collectively, the “Claims”) to which an Indemnified Party becomes subject or otherwise involved in any capacity insofar as the Claims relate to, are caused by, result from, arise out of, are based upon or are a consequence of, directly or indirectly:

(a)	(i) any information or statement contained in any Offering Document which at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation; (ii) any untrue statement or alleged untrue statement of a material fact contained (A) in an Offering Document, in any Issuer Free Writing Prospectus, or (B) in any marketing materials, or (iii) the omission or alleged omission to state in any Offering Document, in any Issuer Free Writing Prospectus filed or required to be filed pursuant to Rule 433(d) under the U.S. Securities Act or in any marketing materials, a material fact required to be stated therein or necessary to make the statements therein, in the case of the Registration Statement (and any amendments and supplements thereto) only, not misleading and, in the case of such other Offering Documents, not misleading in light of the circumstances under which such statements were made; provided, however, that the Corporation will not be liable in any such case to the extent such liabilities, claims, losses, costs, damages and expenses arise out of or are based upon any such misrepresentation or alleged misrepresentation, untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Corporation by or on behalf of any Underwriter through the Joint Bookrunners expressly for use therein, it being understood and agreed that the only such information furnished by any Underwriter consists of the following information in the Prospectuses furnished on behalf of each Underwriter: the information contained in the 7th, 8th and 9th paragraphs under the caption “Plan of Distribution” in the Prospectuses (the “Underwriters’ Information”);

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(b)	any omission or alleged omission to state (A) in an Offering Document, in any Issuer Free Writing Prospectus filed or required to be filed pursuant to Rule 433(d) under the U.S. Securities Act or (B) in any marketing materials, any material fact required to be stated in such document or necessary to make any statement in such document not misleading; provided, however, that the Corporation will not be liable in any such case to the extent such liabilities, claims, losses, costs, damages and expenses arise out of or are based upon any such omission or alleged omission made therein in reliance upon and in conformity with the Underwriters’ Information;

(c)	any order made or any enquiry, investigation or proceedings commenced or threatened by any securities commission or other competent authority arising out of or based upon any actual or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated or necessary to make any statement not misleading or any misrepresentation or alleged misrepresentation contained in or omitted from (A) any Offering Document, any Issuer Free Writing Prospectus filed or required to be filed pursuant to Rule 433(d) under the U.S. Securities Act or (B) any marketing materials, preventing or restricting the trading in or the sale or distribution of the Offered Shares; provided, however, that the Corporation will not be liable in any such case to the extent such order made or any enquiry, investigation or proceedings arise out of or are based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with the Underwriters’ Information;

(d)	the non-compliance or alleged non-compliance by the Corporation with any requirement of Applicable Securities Laws relating to or connected with the Distribution of the Offered Shares; or

(e)	any breach by the Corporation of any of its representations, warranties, covenants or obligations to be complied with under this Agreement,

and to reimburse each Indemnified Party forthwith, upon demand, for any legal or other expenses reasonably incurred by such Indemnified Party in connection with any Claim; except that, if and to the extent that a court of competent jurisdiction in a final judgement that has become non-appealable determines that a Claim referred to in paragraph (d) or (e) above was caused by or resulted from the fraud, gross negligence or wilful misconduct of the Indemnified Party claiming indemnity, such Indemnified Party shall reimburse any funds advanced by the Corporation to such Indemnified Party in respect of such Claim and thereafter this Section 9(1) shall cease to apply to such Indemnified Party in respect of such Claim.

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(2)	The Corporation agrees to waive any right they may have of first requiring the Indemnified Parties to proceed against or enforce any other right, power, remedy or security or claim payment from any other Person before claiming under this Section 9.

(3)	Promptly after receiving notice of an action, suit, proceeding or claim against an Indemnified Party or receipt of notice of the commencement of any investigation which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Corporation, such Indemnified Party will notify the Corporation and the Underwriters in writing of the particulars thereof, provided that the omission to so notify the Corporation shall not relieve the Corporation of any liability which the Corporation may have to any Indemnified Party except and only to the extent that any such delay in or failure to give notice as herein required materially prejudices the Corporation. The Corporation may at its election and at its own expense assume the defence of any action, suit, proceeding or claim in respect of which indemnification may be sought under this Section 9, provided, however, that the defence shall be conducted through legal counsel acceptable to the Indemnified Party, acting reasonably. If the Corporation undertakes, conducts and controls the settlement or defence of any action, suit, proceeding or claim, an Indemnified Party shall have the right to participate in the settlement or defence of same. Any Indemnified Party may retain counsel of its own choice to separately represent it in the defence of a Claim, which shall be at the expense of the Corporation if: (i) the Corporation does not promptly (or in any event, within ten days of notice thereof) assume the defence of the Claim; (ii) the Corporation agrees to separate representation; or (iii) such Indemnified Party is advised by counsel in writing that there is an actual or potential conflict in the Corporation’s or such Indemnified Party’s respective interests or additional defences are available to such Indemnified Party such that representation by the same counsel would be inappropriate. The Corporation will not, without the Indemnified Party’s and the Underwriters’ prior written consent, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any action, suit, proceeding, investigation or claim in respect of which indemnification may be sought under this Section 9 (whether or not any Indemnified Party is a party thereto).

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(4)	Provided that BTIG, LLC has not terminated and cancelled its obligations to the Corporation in accordance with Section 21, BTIG, LLC agrees that if any claims are made against an Indemnified Party and such claims did not include BTIG, LLC on the basis that it did not sign the underwriters’ certificate to the Canadian Prospectus Supplement and such claims would have included BTIG, LLC if it had signed such certificate under Section 130 of the Securities Act (Ontario) or the equivalent provisions of the Canadian Securities Laws in other provinces or territories based upon a misrepresentation or an alleged misrepresentation in the Canadian Prospectus Supplement, and such Indemnified Party is determined by a court of competent jurisdiction or other Governmental Entity in a final judgment or decision from which no appeal can be made to be liable pursuant to such laws in respect of such claims and such Indemnified Party does pay such claims (the “Liability Amount”), then BTIG, LLC shall indemnify such Indemnified Party from and against the Liability Amount for their respective pro rata share of such Liability Amount, on the basis of and assuming that they had signed the underwriters' certificate to the Canadian Prospectus Supplement, but only to the extent of its underwriting obligation under Section 21. BTIG, LLC shall further indemnify such Indemnified Party, without regard to the final outcome of any such claims, for their respective pro rata share of any legal and other expenses reasonably incurred and paid by such Indemnified Party in connection with the investigation or defence of any such claims (the “Indemnified Expenses”). For the purposes of determining the aggregate amount that BTIG, LLC is obligated to indemnify all other Indemnified Parties, “pro rata” will be based on the percentage of Offered Shares set forth opposite its name in Section 21 as compared to the total number of Offered Shares. For the avoidance of doubt, the maximum aggregate amount which BTIG, LLC is required to indemnify the other Indemnified Parties under this Section 9(4) shall be the lesser of 4.20% of the total of the Liability Amount and Indemnified Expenses and (ii) the respective total public offering price of the Offered Shares BTIG, LLC is required to place or purchase under Section 21. The amount payable by BTIG, LLC to the Indemnified Parties pursuant to this Section 9(4) shall be reduced to the extent that BTIG, LLC is required to pay damages directly to plaintiffs under Canadian Securities Laws in connection with the claim or claims that are the subject matter of the indemnification being sought. Further, BTIG, LLC will only be required to make payment to an Indemnified Party pursuant to this Section 9(4) if (i) such Indemnified Party has used reasonable commercial efforts to be reimbursed for the Liability Amount and Indemnified Expenses pursuant to this Section 9 but has not been fully reimbursed and (ii) it has not been determined (either by a court of competent jurisdiction in a final judgment from which no appeal can be made or by acknowledgement of the Indemnified Party) that the claim resulting in the Liability Amount and Indemnified Expenses was caused by or resulted from the fraud, gross negligence or wilful misconduct of such Indemnified Party and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made determines, or the Indemnified Party acknowledges, that such claim to which such Indemnified Party is subject was caused by or resulted from the fraud, gross negligence or wilful misconduct of such Indemnified Party then such Indemnified Party shall promptly reimburse to BTIG, LLC any Indemnified Expenses. If any claim is asserted against any Indemnified Party that is or may be subject to indemnification under this Section 9(4), the Indemnified Party will notify BTIG, LLC as applicable, in writing as soon as possible of the particulars of such claim (but the omission so to notify BTIG, LLC of any potential claim shall not relieve it from any liability which it may have to any Indemnified Party and any omission so to notify BTIG, LLC of any actual claim shall affect its liability only to the extent that, BTIG, LLC is actually and materially prejudiced by that failure). With respect to any Indemnified Party who is not a party to this Agreement, the Underwriters other than BTIG, LLC shall obtain and hold the rights and benefits of this Section 9(4) in trust for and on behalf of such Indemnified Party.

(5)	If for any reason the foregoing indemnifications under this Section 9 are unavailable (other than in accordance with the terms of this Section 9) to the Indemnified Parties (or any of them) or insufficient to hold them harmless, the Corporation will contribute to the amount paid or payable by the Indemnified Parties as a result of such Claims in such proportion as is appropriate to reflect not only the relative benefits received by the Corporation on the one hand and the Indemnified Parties on the other, but also the relative fault of the parties and other equitable considerations which may be relevant. Notwithstanding the foregoing, the Corporation will in any event, to the extent permitted by applicable law, contribute to the amount paid or payable by the Indemnified Parties as a result of such Claims any amount in excess of the Underwriting Fee actually received by the Indemnified Parties pursuant to this Agreement.

(6)	The Corporation hereby acknowledges that each of the Underwriters acts as trustee for each of the other Indemnified Parties related thereto of the Corporation’s covenants and obligations under this Section 9 to such Persons and each of the Underwriters agrees to accept such trust and to hold and enforce such covenants and obligations on behalf of such Persons.

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(7)	BTIG, LLC hereby acknowledges that each of the other Underwriters acts as trustee for each of the other Indemnified Parties related thereto of BTIG, LLC’s obligations under Section 9(4) to such Persons and each of such other Underwriters agrees to accept such trust and to hold and enforce such covenants and obligations on behalf of such Persons.

(8)	The Corporation agrees that, in the event that the Corporation is held to be entitled to contribution from any Indemnified Party under the provisions of any statute or at law, such contribution shall be limited to an amount not exceeding the lesser of: (a) the portion of the full amount of the loss or liability giving rise to such contribution for which such Indemnified Party is responsible; and (b) the amount of the fees actually received by such Indemnified Party from the Corporation.

(9)	The Corporation agrees that, in any event, no Indemnified Party shall have any liability (either direct or indirect, in contract or tort or otherwise) to the Corporation or any Person asserting claims on the Corporation’s behalf or in right for or in connection with the performance of professional services rendered by the Indemnified Parties under this Agreement, whether performed before or after the execution of this Agreement, or otherwise in connection with the matters referred to in this Agreement, except to the extent that any losses, expenses, claims, actions, damages or liabilities incurred by the Corporation are determined by a court of competent jurisdiction in a final judgement that has become non-appealable to have resulted from the fraud, gross negligence or wilful misconduct of, such Indemnified Party.

(10)	The indemnity, contribution and other obligations and agreements of the Corporation under this Section 9 shall be in addition to, and not in substitution for, any liability which the Corporation may otherwise have at law or in equity, shall extend upon the same terms and conditions to all of the Indemnified Parties and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Corporation and the Indemnified Parties. The foregoing provisions shall survive the termination of this Agreement or the completion of the Offering.

Section	10 Covenants of the Corporation

(1)	The Corporation covenants and agrees with the Underwriters that:

(a)	the Corporation will advise the Underwriters, promptly after receiving notice thereof, of the time when each Offering Document or Issuer Free Writing Prospectus has been filed, and will provide evidence satisfactory to the Underwriters of each such filing;

(b)	between the date hereof and the date of completion of the Distribution of the Offered Shares, the Corporation will advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of:

(i)	the issuance by any Canadian Securities Commission or the SEC of any order suspending or preventing the use of any of the Offering Documents or any Issuer Free Writing Prospectus, including without limitation the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement, or, to the knowledge of the Corporation, the threatening of any such order;

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(ii)	the issuance by any Canadian Securities Commission, the SEC, the TSX or Nasdaq of any order having the effect of ceasing or suspending the Distribution of the Subordinate Voting Shares or the trading in any securities of the Corporation or, to the knowledge of the Corporation, threatening of any proceeding for any such purpose; or

(iii)	any requests made by any Canadian Securities Commission or the SEC for amending or supplementing any of the Offering Documents or any Issuer Free Writing Prospectus or for additional information;

and the Corporation will use its commercially reasonable efforts to prevent the issuance of any order referred to in subparagraph 10(1)(b)(i) above or subparagraph 10(1)(b)(ii) above and, if any such order is issued, use its commercially reasonable efforts to obtain the withdrawal thereof at the earliest possible time;

(c)	the Corporation will apply to obtain the conditional listing of the Offered Shares on the TSX by the Closing Time, subject only to the Standard Listing Conditions, and the Corporation will comply with the notification requirements of Nasdaq, if any, in respect of the Offering which shall be completed, if necessary, by the Closing Time;

(d)	as soon as practicable, but in any event not later than 18 months after the effective date of the Registration Statement (as defined in Rule 158(c) under the U.S. Securities Act), the Corporation will make generally available to its security holders and to the Joint Bookrunners an earnings statement or statements of the Corporation and its Subsidiaries which will satisfy the provisions of Section 11(a) of the U.S. Securities Act and Rule 158 under the U.S. Securities Act; and

(e)	the Corporation will use the net proceeds from the Offering as described in, and subject to the qualifications set out in, the Pricing Disclosure Package and the Prospectuses.

(2)	Prior to the completion of the Distribution of the Offered Shares, the Corporation will file all documents required to be filed with or furnished to the Canadian Securities Commissions and the SEC pursuant to Applicable Securities Laws in connection with such Distribution.

(3)	During the period beginning on the Closing Date and ending on the date that is 90 days after the Closing Date, the Corporation shall not, directly or indirectly, without the prior written consent of BMO Capital Markets, which consent will not be unreasonably withheld or delayed, sell, offer to sell, issue, grant any option, warrant or other right for the sale or issuance of, or otherwise lend, transfer, assign or dispose of or issue any Subordinate Voting Shares or securities or other financial instruments exercisable or exchangeable for, convertible into, or having the right to acquire Subordinate Voting Shares or enter into any agreement or arrangement under which the Corporation acquires or transfers to another, in whole or in part, any of the economic consequences of ownership of Subordinate Voting Shares, or agree to become bound to do so, or disclose to the public any intention to do any of the foregoing, for a period of 90 days following the Closing Date other than:

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(a)	employee stock options and other grants under security-based compensation arrangements in the ordinary course and securities issued upon the exercise or settlement thereof;

(b)	pursuant to the exercise of options, warrants or other convertible securities or awards under security-based compensation arrangements that are outstanding as of the date hereof;

(c)	shareholders’ agreements and similar agreements entered into in the ordinary course pursuant to which the Corporation or a Subsidiary grants call or put options that are payable, at the Corporation’s (or the relevant Subsidiary’s) option in any combination of Subordinate Voting Shares and/or cash;

(d)	in satisfaction of the exercise of call or put options that are contained in existing shareholders’ agreements and similar agreements to which the Corporation or its Subsidiaries are party and that are payable at the Corporation’s (or the relevant Subsidiary’s) option in any combination of Subordinate Voting Shares and/or cash; and

(e)	pursuant to the exercise of the Over-Allotment Option.

Section	11 All Terms to be Conditions

The Corporation agrees that the conditions contained in this Agreement will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Corporation. It is understood that the Underwriters may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Underwriters in respect of any such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing and signed by the Underwriters.

Section	12 Termination by Underwriters

(1)	Each Underwriter shall be entitled to terminate its obligation to purchase the Offered Shares by written notice to that effect to the Corporation and the Joint Bookrunners, at or prior to the Closing Time or the Option Closing Time, as applicable, if:

(a)	any order to cease or suspend trading in any securities of the Corporation or any of its Subsidiaries, or prohibiting or restricting the distribution of the Offered Shares, is made, or stop order preventing or suspending the use of any prospectus relating to the Offered Shares has been issued, or proceedings are announced or commenced or, to the knowledge of the Corporation, threatened for the making of any such order, by any Canadian Securities Commission, the SEC, or by any other competent authority, unless such order has been rescinded, revoked or withdrawn or such proceedings have been discontinued or will not be proceeded with;

(b)	there shall have occurred any material change or have arisen or been discovered any new material fact, other than a material fact relating solely to any of the Underwriters, required to be disclosed in the Pricing Disclosure Package or the Prospectuses or any amendment thereto which, in the opinion of the Underwriters, acting reasonably, would reasonably be expected to have a Material Adverse Effect on the market price or the value of the Offered Shares;

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(c)	any inquiry, investigation, action, suit, investigation or other proceeding (formal or informal) is made by any Governmental Entity, including without limitation, the TSX, Nasdaq or any Canadian Securities Commission, the SEC or any other competent authority, unless solely based on the activities or alleged activities of the Underwriters, which, in the reasonable opinion of the Underwriter, acting reasonably, prevents or materially restricts trading of the securities of the Corporation or adversely affects or will adversely affect the financial markets or the business, operations or affairs of the Corporation;

(d)	there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation, including, without limitation, terrorism, accident, pandemic or natural disaster which, in the reasonable opinion of the Underwriter materially adversely affects or involves, or would reasonably be expected to materially adversely affect or involve, the financial markets, the marketability of the Offered Shares or the business, operations or affairs of the Corporation and the Subsidiaries (on a consolidated basis); or

(e)	the Corporation is in breach of any term, condition or covenant of this Agreement in any material respect that cannot be cured prior to the Closing Time or any representation or warranty given by the Corporation in this Agreement becomes false in any material respect and cannot be cured prior to the Closing Time.

(2)	If this Agreement is terminated by any of the Underwriters pursuant to Section 12(1) or if this Agreement terminates automatically under Section 13, there shall be no further liability on the part of such Underwriter or of the Corporation to such Underwriter, except in respect of any liability which may have arisen or may thereafter arise under Section 9 and Section 16.

(3)	The right of the Underwriters or any of them to terminate their respective obligations under this Agreement is in addition to such other remedies as they may have in respect of any default, act or failure to act of the Corporation in respect of any of the matters contemplated by this Agreement. A notice of termination given by one Underwriter under this Section 12 shall not be binding upon the other Underwriters.

Section	13 Closing

The closing of the purchase and sale of the Firm Shares herein provided for shall be completed electronically at 8:00 a.m. (Eastern time) on February 28, 2024, or such other date and/or time as may be agreed upon in writing by the Corporation and the Underwriters (respectively, the “Closing Time” and the “Closing Date”).

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Section	14 Conditions of Closing and Option Closing

(1)	The obligations of the Underwriters under this Agreement are subject to (i) the representations and warranties of the Corporation contained in this Agreement being true and correct in all material respects (or, if qualified by materiality, in all respects) as at the date of this Agreement, the Closing Time and the Option Closing Time, as applicable, except for such representations and warranties which are in respect of a specific date in which case such representations and warranties shall be true and correct, in all material respects (or, if qualified by materiality, in all respects), as of such date, (ii) the performance by the Corporation of its obligations under this Agreement in all material respects and (iii) receipt by the Underwriters, at the Closing Time or Option Closing Time, as applicable, of:

(a)	a favourable legal opinion, dated the Closing Date and Option Closing Date, as applicable, from Torys LLP addressed to the Underwriters and their counsel, in form and content acceptable to the Underwriters, acting reasonably, relating to the matters set forth in Schedule “B” subject to customary limitations, assumptions and qualifications. In connection with such opinion, Torys LLP may rely on the opinions of local counsel acceptable to counsel to the Underwriters, as to form, substance and choice of counsel, acting reasonably, as to matters governed by laws of jurisdictions other than the laws of the Provinces of Ontario, Alberta and Québec (including in each case the federal laws of Canada applicable therein), the laws of the State of New York and the federal laws of the United States;

(b)	a 10b-5 negative assurance letter dated the Closing Date and the Option Closing Date, as applicable, from Torys LLP, the Corporation’s U.S. counsel, addressed to the Underwriters, in form and substance acceptable to the Underwriters, acting reasonably;

(c)	a favourable legal opinion and 10b-5 negative assurance letter, each dated the Closing Date and the Option Closing Date, as applicable, from Paul, Weiss, Rifkind, Wharton & Garrison LLP, the Underwriters’ U.S. counsel, addressed to the Underwriters;

(d)	the auditor’s comfort letter dated the Closing Date and the Option Closing Date, as applicable, in form and substance satisfactory to the Underwriters, acting reasonably, confirming the continued accuracy of the comfort letter referred to in Section 5(4) with such changes as may be necessary from the comfort letter delivered previously to bring the information therein forward to a date which is within two Business Days of the Closing Date and Option Closing Date, as applicable, provided such changes are acceptable to the Underwriters, acting reasonably;

(e)	evidence satisfactory to the Joint Bookrunners that (A) the Offered Shares shall have been conditionally approved for listing on the TSX, subject only to satisfaction by the Corporation of customary conditions imposed by the TSX in similar circumstances, and (B) if required, that a notification shall have been submitted to Nasdaq in respect of the Offering (together, the “Standard Listing Conditions”);

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(f)	a certificate, dated the Closing Date and the Option Closing Date, as applicable, and signed on behalf of the Corporation, but without personal liability, by the Chief Executive Officer and by the Chief Financial Officer of the Corporation, or such other officers of the Corporation as may be reasonably acceptable to the Underwriters, certifying that: (i) the Corporation has complied in all material respects with all covenants and satisfied all terms and conditions in this Agreement to be complied with and satisfied by the Corporation at or prior to the Closing Time and the Option Closing Time, as applicable; (ii) all the representations and warranties of the Corporation contained herein are true and correct, in all material respects (or, if qualified by materiality, in all respects) as at the Closing Time and the Option Closing Time, as applicable, with the same force and effect as if made at and as of the Closing Time and the Option Closing Time, as applicable, except for such representations and warranties which are in respect of a specific date in which case such representations and warranties shall be true and correct, in all material respects (or, if qualified by materiality, in all respects), as of such date; (iii) there has been no material change relating to the Corporation since the date hereof which has not been generally disclosed, except for the Offering, and with respect to which the requisite material change statement or report has not been filed and no such disclosure has been made on a confidential basis; and (iv) to the best of the knowledge, information and belief of the Persons signing such certificate, after having made reasonable inquiries, no order, ruling or determination having the effect of ceasing or suspending trading in the Subordinate Voting Shares or any other securities of the Corporation has been issued and no proceedings for such purpose are pending or are contemplated or threatened;

(g)	at the Closing Time or Option Closing Time, as applicable, certificates dated the Closing Date or the Option Closing Date, as applicable, signed on behalf of the Corporation, but without personal liability, by an officer acceptable to the Underwriters, acting reasonably, in form and content satisfactory to the Underwriters, acting reasonably, with respect to the constating documents of the Corporation; the resolutions of the directors of the Corporation relevant to the Offering, including the allotment, issue (or reservation for issue) and sale of the Firm Shares and Additional Shares, the grant of the Over-Allotment Option, the authorization of this Agreement and the listing of the Firm Shares and the Additional Shares on the TSX and Nasdaq; and the incumbency and signatures of signing officers of the Corporation;

(h)	at the Closing Time and the Option Closing Time, as applicable, a certificate of status (or equivalent) for the Corporation and each Material Subsidiary incorporated or formed under the laws of the Province of Ontario and the State of Delaware only, dated within two Business Days (or such earlier or later date as the Underwriters may accept) of the Closing Date;

(i)	at the Closing Time, executed lock-up agreements substantially in the Form of Schedule “D” from each of the directors and executive officers of the Corporation listed on Schedule “E”; and

(j)	such other documents as the Underwriters or Canadian and U.S. counsel to the Underwriters may reasonably require.

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Section	15 Over-Allotment Option

(1)	The Over-Allotment Option may be exercised by the Underwriters at any time and from time to time, in whole or in part, by delivering notice to the Corporation not later than 5:00 p.m. (Eastern time) on the 30th day after the Closing Date, which notice will specify the number of Additional Shares to be purchased by the Underwriters and the date (the “Option Closing Date”) and time (the “Option Closing Time”) on and at which such Additional Shares are to be purchased. Such Option Closing Date may be the same as (but not earlier than) the Closing Date and will not be earlier than two Business Days nor later than three Business Days after the date of delivery of such notice (except to the extent a shorter or longer period shall be agreed to by the Corporation). Subject to the terms of this Agreement, upon the Underwriters furnishing this notice, the Underwriters will be committed to purchase, in the respective percentages set forth in Section 21, and the Corporation will be committed to issue and sell in accordance with and subject to the provisions of this Agreement, the number of Additional Shares indicated in the notice. Additional Shares may be purchased by the Underwriters only for the purpose of satisfying over-allotments made in connection with the Offering.

(2)	In the event that the Over-Allotment Option is exercised in accordance with its terms, the closing of the issuance and sale of that number of Additional Shares in respect of which the Underwriters are exercising the Over-Allotment Option shall take place at the Option Closing Time electronically or as may be otherwise agreed to by the Underwriters and the Corporation.

(3)	At the Option Closing Time, the Corporation shall issue to the Underwriters that number of Additional Shares in respect of which the Underwriters are exercising the Over-Allotment Option and deposit with CDS or its nominee, if requested by the Joint Bookrunners, the Additional Shares electronically through the non-certificated inventory system of CDS against payment of the Offering Price per Additional Share by wire transfer or certified cheque payable to the Corporation or as otherwise directed by the Corporation.

(4)	Concurrently with the deliveries and payment under paragraph (3), the Corporation shall pay the Underwriting Fee applicable to the Additional Shares in the manner provided in the ninth paragraph of this Agreement against delivery of a receipt for that payment.

(5)	The obligation of the Underwriters to make any payment or delivery contemplated by this Section 15 is subject to the conditions set forth in Section 14.

Section	16 Expenses

The Corporation will be solely responsible for all its expenses related to the Offering, including all fees and disbursements of its counsel, its “out of pocket” costs, printing costs and filing fees, whether or not the Offering is completed. Each Underwriter will be solely responsible for all its expenses related to the Offering, including all fees and disbursements of its counsel and its “out of pocket” costs, provided that if the Offering is not completed due to any breach or default on the Corporation’s part of its obligations hereunder, the Corporation will reimburse each Underwriter for all of its documents costs and expenses reasonably incurred.

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Section	17 No Advisory or Fiduciary Relationship

The Corporation acknowledges and agrees that (a) the purchase and sale of the Offered Shares pursuant to this Agreement, including the determination of the Offering Price of the Offered Shares and any related discounts and commissions, is an arm’s-length commercial transaction between the Corporation, on the one hand, and the several Underwriters, on the other hand, (b) in connection with the Offering and the process leading to such transaction each Underwriter is and has been acting solely as a principal and is not the agent or fiduciary of the Corporation or its shareholders, creditors, employees or any other party, (c) no Underwriter has assumed or will assume an advisory or fiduciary responsibility in favour of the Corporation with respect to the Offering or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Corporation on other matters) and no Underwriter has any obligation to the Corporation with respect to the Offering except the obligations expressly set forth in this Agreement, (d) the Underwriters and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Corporation, and (e) the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the Offering and the Corporation has consulted its own legal, accounting, regulatory and tax advisors to the extent it deems appropriate.

Section	18 Notices

Any notice to be given hereunder shall be in writing and may be given by email or by hand delivery and shall, in the case of notice to the Corporation, be addressed and emailed or delivered to:

Colliers International Group Inc.

1140 Bay Street, Suite 4000

Toronto, Ontario

M5S 2B4

Attention:       Christian Mayer, Chief Financial Officer

Email:              [Redacted]

with a copy to (such copy not to constitute notice):

Torys LLP

79 Wellington St. W., 33rd Floor
Toronto, Ontario
M5K 1N2

Attention:       Rima Ramchandani

Email:              [Redacted]

-and-

Torys LLP

1114 Avenue of the Americas, 23rd Floor

New York, New York

10036-7703

Attention:       Chris Bornhorst

Email:              [Redacted]

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and in the case of the Joint Bookrunners (on behalf of the Underwriters), be addressed and emailed or delivered to each of:

BMO Nesbitt Burns Inc.

100 King Street West, 4th Floor
Toronto, Ontario
M5X 1A1

Attention:       Jeff Watchorn

Email:              [Redacted]

-and-

J.P. Morgan Securities Canada Inc.
66 Wellington Street West, Floor 45
Toronto, Ontario
M5K 1E7

Attention:       Brandon Speck
Email:              [Redacted]

with a copy to (such copy not to constitute notice):

Blake, Cassels & Graydon LLP
199 Bay Street, Suite 4000
Toronto, Ontario

M5L 1A9

Attention:       Tim Andison / Liam Churchill

Email:              [Redacted]

-and-

Paul, Weiss, Rifkind, Wharton & Garrison LLP

77 King Street West, Suite 3100

Toronto, Ontario

M5K 1J3

Attention:       Christopher Cummings

Email:              [Redacted]

The Corporation and the Joint Bookrunners may change their respective addresses for notice by notice given in the manner referred to above.

Section	19 Actions on Behalf of the Underwriters

All steps which must or may be taken by the Underwriters in connection with this Underwriting Agreement, with the exception of the matters contemplated by Section 9 and Section 12, shall be taken by the Joint Bookrunners on the Underwriters’ behalf and the execution of the Agreement by the Underwriters shall constitute the Corporation’s authority for accepting notification of any such steps from, and for giving notice to, and for delivering any electronic deposits or definitive certificate(s) representing the Offered Shares to, or to the order of, the Joint Bookrunners.

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Section	20 Survival

The representations, warranties, obligations and agreements of the Corporation and of the Underwriters contained herein or delivered pursuant to this Agreement shall survive the purchase by the Underwriters of the Offered Shares for a period of three years following the Closing Date and shall continue in full force and effect notwithstanding any subsequent disposition by the Underwriters of the Offered Shares and the Underwriters shall be entitled to rely on the representations and warranties of the Corporation contained in or delivered pursuant to this Agreement notwithstanding any investigation which the Underwriters may undertake or which may be undertaken on the Underwriters’ behalf.

Section	21 Underwriters’ Obligations

(1)	Subject to the terms of this Agreement, the Underwriters’ obligations under this Agreement to purchase the Offered Shares shall be several and not joint and several and the liability of each of the Underwriters to purchase the Offered Shares shall be limited to the following percentages of the purchase price paid for the Offered Shares:

BMO Capital Markets	31.70%

J.P. Morgan Securities Canada Inc.	15.80%

Mizuho Securities Canada Inc.	5.25%

National Bank Financial Inc.	5.25%

RBC Dominion Securities Inc.	5.25%

Scotia Capital Inc.	5.25%

Merrill Lynch Canada Inc.	4.20%

BTIG, LLC	4.20%

CIBC World Markets Inc.	4.20%

Goldman Sachs Canada Inc.	4.20%

Raymond James Ltd.	4.20%

TD Securities Inc.	4.20%

Wells Fargo Securities Canada, Ltd.	4.20%

Stifel Nicolaus Canada Inc.	2.10%

TOTAL:	100%

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(2)

In the event that an Underwriter shall at the Closing Time or the Option Closing Time, as the case may be, fail to purchase its percentage of the Firm Shares or Additional Shares as provided in Section 21(1) (a “Non-Purchasing Underwriter”), whether upon the exercise of any termination rights or otherwise, and the percentage of Firm Shares or Additional Shares that have not been purchased by one or more Non-Purchasing Underwriters represents 10% or less of the aggregate Firm Shares or Additional Shares, the other Underwriters shall be severally and not jointly (or jointly and severally) obligated to purchase all of the Firm Shares or Additional Shares, as the case may be, that the Non-Purchasing Underwriter has failed to purchase; the Underwriters shall purchase such Firm Shares or Additional Shares, as the case may be, pro rata to their respective percentages as provided in Section 21(1) or in such other proportions as they may otherwise agree. In the event that the percentage of Firm Shares or Additional Shares that have not been purchased by one or more Non-Purchasing Underwriters represents in aggregate more than 10% of the aggregate Firm Shares or Additional Shares, as the case may be, the other Underwriters shall have the right, but shall not be obligated, to purchase all of the Firm Shares or Additional Shares, as the case may be, which would otherwise have been purchased by the Non-Purchasing Underwriters and the Underwriters exercising such right shall purchase such Firm Shares or Additional Shares, as the case may be, pro rata to their respective percentages as provided in Section 21(1) or in such other proportions as they may otherwise agree. Nothing in this Section 21(2) shall oblige the Corporation to sell to the Underwriters less than all of the Firm Shares or, in the event of the exercise of the Over-Allotment Option in whole or in part, the Additional Shares in respect of which the Over-Allotment Option has been exercised, or relieve from liability to the Corporation any Underwriter which shall be in default of its obligations under this Agreement.

Nothing in this Section 21 shall oblige the Corporation to sell to any or all of the Underwriters less than all of the aggregate amount of Firm Shares or shall relieve any of the Underwriters in default hereunder from liability to the Corporation. After the Underwriters have made reasonable efforts to sell all the Firm Shares at the Offering Price, the Underwriters may sell the Offered Shares to the public at prices below the Offering Price.

Section	22 Market Stabilization

In connection with the distribution of the Offered Shares, the Underwriters (or any of them) may effect transactions which stabilize or maintain the market price of the Subordinate Voting Shares at levels other than those which might otherwise prevail in the open market, but in each case as permitted by Applicable Securities Laws. Such stabilizing transactions, if any, may be discontinued by the Underwriters at any time.

Section	23 Entire Agreement

Any and all previous agreements with respect to the purchase and sale of the Offered Shares, whether written or oral, including for the avoidance of doubt, the letter agreement dated February 22, 2024 between the Corporation and BMO Capital Markets, are terminated and this Agreement constitutes the entire agreement between the Corporation and the Underwriters with respect to the purchase and sale of the Offered Shares.

Section	24 Publicity

Neither the Corporation nor the Underwriters shall make any public announcement concerning the appointment of the Underwriters or the Offering without the consent of the other parties, acting reasonably, and any public announcements shall be made in compliance with Applicable Securities Laws. After completion of the Offering, the Underwriters shall be entitled to place advertisements in financial and other newspapers and journals at their own expense describing their services hereunder.

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Section	25 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Section	26 Relationship with the TMX Group Limited

Certain of the Underwriters or affiliates thereof, each own or control an equity interest in TMX Group Limited (“TMX Group”) and may have a nominee director serving on the TMX Group’s board of directors. As such, such investment dealers may be considered to have an economic interest in the listing of securities on any exchange owned or operated by TMX Group, including the Toronto Stock Exchange. No Person is required to obtain products or services from TMX Group or its affiliates as a condition of any such dealer supplying or continuing to supply a product or service.

Section	27 Time of the Essence

Time shall be of the essence of this Agreement. This Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

If the foregoing is in accordance with your understanding and is agreed to by you, will you please confirm your acceptance by signing the enclosed copies of this Agreement at the place indicated and returning the same to us.

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Yours truly,

BMO NESBITT BURNS INC.

By:	/s/ Jeff Watchorn
Name: Jeff Watchorn Title: Vice Chair, Investment Banking

J.P. MORGAN SECURITIES CANADA INC.

By:	/s/ Brandon Speck
Name: Brandon Speck Title: Executive Director

MIZUHO SECURITIES CANADA INC.

By:	/s/ Josh Weismer
Name: Josh Weismer Title: Managing Director

NATIONAL BANK FINANCIAL INC.

By:	/s/ Bradley Spruin
Name: Bradley Spruin Title: Managing Director

RBC DOMINION SECURITIES INC.

By:	/s/ Claire Sturgess
Name: Claire Sturgess Title: Managing Director

SCOTIA CAPITAL INC.

By:	/s/ Dylan McGuire
Name: Dylan McGuire Title: Director

MERRILL LYNCH CANADA INC.

By:	/s/ Deep Khosla
Name: Deep Khosla Title: Managing Director

BTIG, LLC

By:	/s/ Michael Passaro
Name: Michael Passaro Title: Managing Director

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CIBC WORLD MARKETS INC.

By:	/s/ Jerome Julier
Name: Jerome Julier Title: Managing Director and Co-Head

GOLDMAN SACHS CANADA INC.

By:	/s/ Jacqueline Nixon Gowdy
Name: Jacqueline Nixon Gowdy Title: Managing Director

RAYMOND JAMES LTD.

By:	/s/ Jason Robertson
Name: Jason Robertson Title: Managing Director

TD SECURITIES INC.

By:	/s/ Derek Dermott
Name: Derek Dermott Title: Managing Director

WELLS FARGO SECURITIES CANADA, LTD.

By:	/s/ Jamie McKeown
Name: Jamie McKeown Title: Executive Director

STIFEL NICOLAUS CANADA INC.

By:	/s/ Paul Bissett
Name: Paul Bissett Title: Managing Director

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The foregoing is in accordance with our understanding and is accepted by us.

COLLIERS INTERNATIONAL GROUP INC.
By:	/s/ Christian Mayer
Name: Christian Mayer Title: Chief Financial Officer

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SCHEDULE “A”

MATERIAL SUBSIDIARIES

Name	Jurisdiction of Incorporation/ Formation	Par Value per Security	Authorized Capital	Issued and Outstanding Securities
Colliers International Holdings (USA), Inc.	Delaware, USA	$0.01	(i) 9,000 shares of common stock, of which 6,000 are Class A common stock and 3,000 are Class B common stock; (ii) 6,000 shares of preferred stock; and (iii) 20,000 shares of “second” preferred stock	(i) 1122.12978362 shares of Class A common stock; and (ii) 1,541 shares of Class B common stock
Colliers International EMEA Holdings Limited	England & Wales	None	ordinary shares	1,541 ordinary shares
Colliers Macaulay Nicolls Inc.	Ontario, Canada	None	an unlimited number of: (i) Class A Common Shares; (ii) Class B Common Shares; (iii) Class A Preference Shares; and (iv) Preference Shares issuable in series, the initial issued series being designated as Series A Preferred Stock	(i) 6,313,837 Class A Common Shares; and (ii) 139,707 Class B Common Shares
Colliers International USA, LLC	Delaware, USA	None	limited liability company interests (Class A and Class B units)	100% of the limited liability company interests (1,900 Class A units; and 100 Class B units)

A-1

Name	Jurisdiction of Incorporation/ Formation	Par Value per Security	Authorized Capital	Issued and Outstanding Securities
Colliers Investment Management Holdings, Inc.	Delaware, USA	$0.01	10,000 shares of common stock	300 shares of common stock
Colliers Macaulay Nicolls (Cyprus) Ltd.	Cyprus	CYP1.00	10,000 shares	10,000 shares
Harrison Street Real Estate Capital, LLC	Delaware, USA	None	2,000 units of limited liability company membership interests	1,000 units of limited liability company membership interests
Colliers International Holdings Limited	British Virgin Islands	$0.01	30,000,000 shares, of which 15,000,000 are A shares and 15,000,000 are B shares	12,636,111 A shares and 12,635,991 B shares
CI Holdings (USA), LLC	Delaware, USA	N/A	N/A	200 units of limited liability company membership interests
Colliers International WA, LLC	Delaware, USA	N/A	N/A	200 units of limited liability company membership interests
Colliers Engineering & Design Inc.	New Jersey	None	1,500,000 shares of common stock	850,472 shares of common stock

A-2

SCHEDULE “B”

MATTERS TO BE ADDRESSED IN THE CORPORATION’S
COUNSEL OPINION

(a) The Corporation is a corporation duly incorporated and validly existing under the Business Corporations Act (Ontario);

(b) The Corporation has the requisite corporate power and capacity to own, lease and operate its properties and assets and to carry on its business as now conducted as described in the Canadian Prospectus and to execute and deliver the Underwriting Agreement and to carry out its obligations thereunder;

(c) The authorized capital of the Corporation consists of an unlimited number of preference shares (the “Preference Shares”), issuable in series, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. Immediately prior to the closing of the Offering, no Preference Shares, 46,246,182 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares were issued and outstanding;

(d) The Corporation has taken all necessary corporate action to (i) authorize the execution, delivery and performance of the Underwriting Agreement and (ii) authorize the delivery and, where applicable, execution and filing by the Corporation of the Prospectuses under the securities laws in each of the Qualifying Jurisdictions;

(e) The Corporation has taken all necessary corporate action to authorize the issuance, sale and delivery of the Offered Shares and when issued and delivered and upon receipt of payment in full therefor in accordance with the terms of the Underwriting Agreement, the Offered Shares will be outstanding as validly issued as fully paid and non-assessable subordinate voting shares in the capital of the Corporation;

(f) Subject to the Corporation fulfilling the conditions set forth in the TSX Confirmation Letter, the Offered Shares have been conditionally approved for listing on the TSX;

(g) The Underwriting Agreement has been duly executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms;

(h) TSX Trust Company is the duly appointed registrar and transfer agent for the Subordinate Voting Shares of the Corporation;

(i) All necessary documents have been filed, all requisite proceedings have been taken and all other legal requirements have been fulfilled by the Corporation under the Securities Act (Ontario), the Securities Act (Alberta), the Securities Act (Québec) and the regulations, rules, policy statements, notices, blanket rulings, decisions and orders thereunder (collectively, “Securities Laws”) to qualify the Offered Shares for distribution and sale to the public in the Provinces of Ontario, Alberta and Québec through investment dealers or brokers registered in the appropriate category of registration under the applicable Securities Laws who comply with the relevant provisions of such laws and the terms of such registration;

B-1

(j) The Corporation is a “reporting issuer”, or its equivalent, under the Securities Laws of the Provinces of Alberta, Ontario and Québec, and is not noted in default on the Reporting Issuer List;

(k) The attributes of the Offered Shares conform, in all material respects, with the description thereof contained under the heading “Description of Share Capital” in the Prospectuses;

(l) Subject to the qualifications, assumptions, limitations, and understandings set out in the Canadian Prospectus under the headings “Canadian Federal Income Tax Considerations” and “Eligibility For Investment”, insofar as the statements under such headings constitute statements of law, they have been reviewed, fairly summarize the matters described therein, and are accurate in all material respects;

(m) Subject to the assumptions, qualifications, and limitations referred to therein, the statements set out in the U.S. Prospectus under the caption “Certain United States Federal Income Tax Considerations”, insofar as they purport to constitute summaries of matters of United States federal income tax law or legal conclusions with respect thereto, constitute fair and accurate summaries of the matters described therein in all material respects;

(n) The Registration Statement, the Form F-X and the U.S. Prospectus, as of their respective dates, appear on their face to be appropriately responsive in all material respects to the requirements of the U.S. Securities Act and the rules and regulations of the SEC under the U.S. Securities Act, except for the financial statements, financial statement schedules and other financial data included or incorporated by reference in or omitted from any of them, as to which we express no opinion;

(o) The issuance and sale of the Offered Shares and the execution and delivery by the Corporation of the Underwriting Agreement and the performance by the Corporation of its obligations thereunder will not (i) breach or result in a default under, and do not and will not conflict with any of the terms, conditions or provisions of the articles or by-laws of the Corporation, the Credit Facility or the agreements listed in Schedule I hereto, except where any such breach or default would not reasonably be expected to have a Material Adverse Effect or (ii) violate any law, rule or regulation or any judgment, order or decree of any New York or United States federal court or governmental authority binding upon the Corporation, except where any such violation would not reasonably be expected to have a Material Adverse Effect;

(p) No authorization, consent, permit or approval of, or other action by, or filing with a notice to, or registration or qualification with, any U.S. federal or New York governmental agency or authority, executive, legislative, judicial, administrative or regulatory body, court tribunal or other similar entity having jurisdiction over the Corporation is required in connection with the issuance and sale of the Offered Shares by the Corporation, the execution and delivery by the Corporation of the Underwriting Agreement and the performance of its obligations thereunder, except such as may have been made or obtained and except as may be required by FINRA or under U.S. state securities or “blue sky” laws, as to which we express no opinion;

B-2

(q) The Corporation is not and, after giving effect to the Offering, and the application of the net proceeds therefrom as described in the Pricing Disclosure Package and the U.S. Prospectus under the heading “Use of Proceeds,” will not be required to be, registered as an investment company under the Investment Company Act and the rules and regulations of the SEC promulgated thereunder;

(r) Each of the Delaware Corporations is validly existing and in good standing under the laws of the State of Delaware;

(s) Each of the Delaware Corporations has the requisite corporate power under the laws of the State of Delaware to carry on its business as presently carried on;

(t) Each of the Delaware LLCs is validly existing and in good standing under the laws of the State of Delaware; and

(v) Each of the Delaware LLCs has the requisite limited liability company power under the laws of the State of Delaware to carry on its business as presently carried on.

Schedule I

1.	the 2.23% senior notes due May 30, 2028, issued pursuant to a Note Purchase Agreement, dated as of May 17, 2018, as amended by a First Amendment Agreement dated April 4, 2019, a Second Amendment Agreement dated March 27, 2020 and a Third Amendment Agreement dated May 13, 2020, among Colliers International EMEA Finco Plc, as issuer, the Corporation, as parent guarantor, and the purchasers party thereto.

2.	the U.S. dollar and Euro fixed rate 3.02% and 1.52% senior unsecured notes due October 7, 2031 each issued pursuant to a Note Purchase Agreement, dated as of July 28, 2021, among Colliers International EMEA Finco Plc, as issuer, the Corporation, as parent guarantor, and the purchasers party thereto.

3.	the structured accounts receivable facility entered into by various subsidiaries of the Corporation on April 12, 2019 (as amended from time to time).

B-3

SCHEDULE “C”

PRICING TERMS INCLUDED IN PRICING DISCLOSURE PACKAGE

The price per share for the Subordinate Voting Shares is US$121,00.

The number of Subordinate Voting Shares purchased by the Underwriters is 2,479,500.

The Corporation has granted the Underwriters an option, exercisable, in whole or in part, at any time until and including 30 days following the closing of the Offering, to purchase up to an additional 371,925 Subordinate Voting Shares at US$121.00 per Subordinate Voting Share to cover over-allotments, if any, and for market stabilization purposes.

The Underwriters receive a cash commission equal to the Underwriting Fee.

Issuer Free Writing Prospectuses

None.

C-1

SCHEDULE “D”

FORM OF LOCK-UP AGREEMENT

D-1

SCHEDULE “E”

LOCK-UP PARTIES

Jay S. Hennick	Chairman & Chief Executive Officer
Christopher R. McLernon	Chief Executive Officer, Real Estate Services
Christian Mayer	Chief Financial Officer
Elias Mulamoottil	Co-Chief Investment Officer
Zachary Michaud	Co-Chief Investment Officer
Rebecca Finley	Chief Brand and People Officer
Robert D. Hemming	Senior Vice President and Chief Accounting Officer
Matthew Hawkins	Vice President, Legal Counsel and Corporate Secretary
John (Jack) P. Curtin, Jr.	Director
Christopher Galvin	Director
Jane Gavan	Director
Stephen J. Harper	Director
Katherine M. Lee	Director
Poonam Puri	Director
Benjamin F. Stein	Director
L. Frederick Sutherland	Director
Edward Waitzer	Director